NASDAQ OMX℠

805 KING FARM BLVD
ROCKVILLE, MD 20850



13035239

June 28, 2013

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 28, 2013

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The NASDAQ Stock Market LLC is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 01 2013 Division of Trading and Markets

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION XX AMENDMENT

1. State the name of the applicant: The NASDAQ Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   805 King Farm Blvd.
   Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301-978-8400 (Telephone) 301-978-8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter (Name) V.P. and Deputy General Counsel (Title) 301-978-8497 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership XX Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/28/13 (MM/DD/YY) The NASDAQ Stock Market LLC (Name of applicant)

By: [signature] (Signature) JOAN C. CONLEY SVP CORPORATE SECRETARY (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2013 (Year) by Sharon Bradford (Notary Public)

My Commission expires 1/9/17 County of Montgomery State of Maryland

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

SHARON BRADFORD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires January 9, 2017

THE NASDAQ STOCK MARKET LLC

FORM 1 - Amendment of June 28, 2013

NASDAQ OMX℠

805 KING FARM BLVD
ROCKVILLE, MD 20850

June 28, 2013

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 28, 2013

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The NASDAQ Stock Market LLC is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

THE NASDAQ STOCK MARKET LLC

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at http://nasdaqtrader.com/trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at http://nasdaq.com/about/listing_information.stm. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for The NASDAQ Stock Market LLC are attached. The audited financial statements for The Nasdaq Stock Market Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for The NASDAQ OMX Group, Inc. for the fiscal year ended December 31, 2012 are attached and are available at http://www.sec.gov/Archives/edgar/data/1120193/000119312513069357/d445717d10k.htm.

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the Nasdaq Exchange within the meaning of the Delaware Limited Liability Company Act is The NASDAQ OMX Group, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 165,763,497 shares of common stock outstanding on April 2, 2013, the record date for Nasdaq Holdco's 2013 annual meeting of stockholders. Shares of common stock underlying options that were exercisable or exercisable within 60 days were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges,

Date title or status was acquired: As of December 31, 2012, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai is entitled to the number of votes equal to the number of shares of common stock that it holds, subject to the 5% voting limitation contained in Nasdaq Holdco's certificate of incorporation. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.0% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of December 31, 2012, based solely on information included in a Form 4, filed May 25, 2012, Patricia Holding AB had sole voting and dispositive power over 19,394,142 shares. Patricia Holding AB is 100% owned and controlled by Investor AB, and therefore, each of Patricia Holding AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Patricia Holding AB. Patricia Holding AB is entitled to the number of votes equal to the number of shares of common stock that it holds, subject to the 5% voting limitation contained in Nasdaq Holdco's certificate of incorporation.

Approximate ownership interest: Approximately 11.7% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: FMR LLC

Title or status: Institutional investor

Date title or status was acquired: As of December 31, 2012, based solely on information included in a Schedule 13G, filed February 14, 2013, FMR LLC Inc. indicated that it had sole voting and dispositive power over 11,576,455 shares. It also indicated that it had sole power to vote or direct the vote on 3,257,784 shares. In addition, FMR LLC indicated as follows: Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 7,194,556 of the shares as a result of acting as investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 7,194,556 shares owned by the funds. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Fidelity Management Trust Company (FMTC), a wholly-owned subsidiary of FMR LLC and a bank, beneficially owns 36,583 shares as a result of its serving as investment manager of institutional account(s). Edward C. Johnson 3d and FMR LLC, through its control of FMTC, each has sole power to dispose of 36,583 shares and sole power to vote or to direct the voting of 36,583 shares owned by institutional account(s). Strategic Advisers, Inc. (Strategic), a wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 2,597 of the shares in connection with providing investment advisory services to individuals. Each of FMR LLC, Fidelity, FMTC and Strategic has its principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Pyramis Global Advisors, LLC (PGALLC), an indirect wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 343,340 of the shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds or registered investment companies owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole power to dispose of 553,550 shares and sole power to vote or to direct the voting of 343,340 shares owned by institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company (PGATC), an indirect wholly-owned subsidiary of FMR LLC and a bank, beneficially owns 2,865,990 of the shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole power to dispose of 3,746,580 shares and sole power to vote or to direct the voting of 2,831,120 shares owned by institutional accounts managed by PGATC. Each of PGALLC and PGATC has its principal place of business at 900 Salem Street, Smithfield, Rhode Island 02917. FIL Limited (FIL), which has a principal place of business at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution, beneficially owns

1,133,089 of the shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. Such FIL voting stock normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC has reported shares held by FIL as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis. The foregoing description of voting rights is subject to the 5% voting limitation contained in Nasdaq Holdco's restated certificate of incorporation.

Approximate ownership interest: Approximately 7.0% of this class of stock.

Control status: FMR LLC does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

Exhibit L Membership Criteria.

Not applicable

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

THE NASDAQ STOCK MARKET LLC

FORM 1 - Amendment of June 28, 2013

EXHIBIT C

Subsidiaries and Affiliates of the Exchange

Domestic Entities

1. Boston Options Exchange Regulation, LLC (merged out of existence in 2012)
2. Boston Stock Exchange Clearing Corporation
3. Bwise Internal Control Inc.
4. Directors Desk, LLC
5. EA LLC (merged out of existence in 2012)
6. Exchange Access LLC (merged out of existence in 2012)
7. Execution Access, LLC
8. FinQloud LLC (formerly Urban Labs LLC)
9. FINRA/NASDAQ Trade Reporting Facility LLC
10. FTEN FinTech LLC (merged out of existence in 2012)
11. FTEN, Inc.
12. GlobeNewswire, Inc.
13. Inet Futures Exchange, LLC
14. INET Technology Services, LLC (dissolved in 2012)
15. International Derivatives Clearing Group, LLC (sold in 2012)
16. International Derivatives Clearinghouse, LLC (sold in 2012)
17. International Derivatives EBOT, LLC (dissolved in 2012)
18. International Derivatives Exchange, LLC (dissolved in 2012)
19. Nasdaq Execution Services, LLC
20. NASDAQ Global, Inc.
21. Nasdaq International Market Initiatives, Inc.
22. NASDAQ OMX BX Equities LLC
23. NASDAQ OMX BX, Inc.
24. NASDAQ OMX Commodities Clearing Company
25. NASDAQ OMX Commodities Clearing LLC
26. NASDAQ OMX Corporate Solutions, Inc.
27. NASDAQ OMX Event Technologies LLC
28. NASDAQ OMX Futures Exchange, Inc.
29. NASDAQ OMX Information, LLC
30. NASDAQ OMX PHLX LLC
31. NASDAQ OMX (San Francisco) Insurance LLC
32. NASDAQ Options Services, LLC
33. Nasdaq Technology Services, LLC
34. Norway Acquisition LLC
35. OM Technology (US) Inc.
36. OMX (US) Inc.
37. SMARTS Group, Inc. (dissolved in 2012)
38. The NASDAQ OMX Group Educational Foundation, Inc.
39. The NASDAQ OMX Group, Inc.
40. The NASDAQ Options Market LLC
41. The Stock Clearing Corporation of Philadelphia

Foreign Entities

42. AB NASDAQ OMX Vilnius
43. AS eCSD Expert
44. AS Eesti Väärtpaberikeskus
45. AS Latvijas Centralais depozitarijs
46. AS OMX Registrikeskus
47. Bwise Beheer BV
48. Bwise BV
49. Bwise Development BV
50. Bwise Germany GmbH
51. Bwise Holding BV
52. Bwise U.K. Ltd
53. Carpenter Moore Insurance Services Ltd (dissolved in 2012)
54. "Central Depository of Armenia" Open Joint Stock Company
55. Clearing Control CC AB
56. Egypt for Information Dissemination Company
57. Eignarhaldsfelagid Verdbrefathing hf.
58. Findata AB
59. FTEN Europe Ltd
60. Glide Technologies Ltd
61. Indxis Ltd
62. Lithuanian Central Securities Depositary
63. Mamato Motion AB
64. Nasdaq Canada Inc.
65. Nasdaq International Ltd
66. "NASDAQ OMX Armenia" Open Joint Stock Company
67. NASDAQ OMX Australia Holding Pty Ltd
68. NASDAQ OMX Broker Services AB
69. NASDAQ OMX Copenhagen A/S
70. NASDAQ OMX Derivatives A/S
71. NASDAQ OMX Europe Ltd
72. NASDAQ OMX Helsinki Ltd
73. NASDAQ OMX Holding AB
74. NASDAQ OMX Holding Denmark A/S
75. NASDAQ OMX Holding Luxembourg Sàrl
76. NASDAQ OMX Iceland hf.
77. NASDAQ OMX NLX Ltd
78. NASDAQ OMX Nordic Ltd
79. NASDAQ OMX Oslo ASA
80. NASDAQ OMX Pte Ltd
81. NASDAQ OMX Riga, AS
82. NASDAQ OMX Stockholm AB
83. NASDAQ OMX Tallinn AS
84. NASDAQ OMX Technology Support AB
85. Nord Pool AB
86. NOS Clearing ASA
87. OMX AB

88. OMX Capital Insurance AG
89. OMX Ltd
90. OMX Netherlands BV
91. OMX Netherlands Holding BV
92. OMX Pty Ltd
93. OMX Technology AB
94. OMX Technology Canada Inc.
95. OMX Technology Energy Systems AS
96. OMX Technology (Ireland) Ltd
97. OMX Technology Italy Srl
98. OMX Technology Japan Ltd
99. OMX Technology Ltd
100. OMX Technology (UK) Ltd
101. OMX Treasury AB
102. OMX Treasury Euro AB
103. OMX Treasury Euro Holding AB
104. Quietus Advice K & W nr 505 AB
105. Shareholder.com B.V.
106. SMARTS (Asia) Ltd
107. SMARTS Broker Compliance Pty Ltd
108. SMARTS Group Europe Ltd
109. SMARTS Group Holdings Pty Ltd
110. SMARTS Market Surveillance Pty Ltd
111. Stockholms Fondbörs AB
112. Verdbrefaskraning Islands hf.
113. Zoom Vision Mamato AB
114. Zoom Vision Mamato ApS

THE NASDAQ STOCK MARKET LLC

FORM 1 - Amendment of June 28, 2013

EXHIBIT D

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 636
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	139,669
Deferred tax assets	5,676
Market value, outstanding derivative positions	-
Other current assets	575,016
Total current assets	720,997
Non-current restricted cash	-
Property and equipment, net	62,301
Non-current deferred tax assets	28,118
Goodwill	923,564
Intangible assets, net	79,964
Other assets	29,309
Total assets	$ 1,844,253
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 38,015
Section 31 fees payable to SEC	71,249
Accrued personnel costs	31,865
Deferred revenue	48,742
Other current liabilities	463,464
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	653,335
Debt obligations	-
Non-current deferred tax liabilities	80,704
Non-current deferred revenue	66,929
Other liabilities	5,026
Total Liabilities	805,994
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	904,491
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	133,768
Total stockholders' equity	1,038,259
Noncontrolling interests	-
Total equity	1,038,259
Total liabilities and equity	$ 1,844,253

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 1,298,025
Listing Services	171,264
Information Services	185,231
Technology Solutions	10,643
Other	12,933
Total revenues	1,678,096
Cost of revenues	
Transaction rebates	(832,399)
Brokerage, clearance and exchange fees	(242,691)
Total cost of revenues	(1,075,090)
Revenues less transaction rebates, brokerage, clearance and exchange fees	603,006
Operating Expenses	
Compensation and benefits	118,779
Marketing and advertising	11,185
Depreciation and amortization	31,524
Professional and contract services	12,447
Computer operations and data communications	27,908
Occupancy	24,690
Regulatory	13,359
Merger expenses	21
General, administrative and other	60,007
Total operating expenses	299,920
Operating income	303,086
Interest income	-
Interest expense	(7)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of entity	-
Income before income taxes	303,079
Income tax provision	169,232
Net income	133,847
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 133,847

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Boston Options Exchange Regulation, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Options Exchange Regulation, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	15
Total operating expenses	15
Operating income	(15)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of entity	-
Income before income taxes	(15)
Income tax provision	-
Net income	(15)
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ (15)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	55
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	14
Total current assets	69
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	1,400
Other assets	10
Total assets	$ 1,479
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	(58)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	(58)
Debt obligations	-
Non-current deferred tax liabilities	554
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	496
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	2,204
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(1,221)
Total stockholders' equity	983
Noncontrolling interests	-
Total equity	983
Total liabilities and equity	$ 1,479

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(1)
Total cost of revenues	(1)
Revenues less transaction rebates, brokerage, clearance and exchange fees	(1)
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	5
Total operating expenses	5
Operating loss	(6)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(6)
Income tax benefit	(25)
Net income (loss)	19
Net (income) expense attributable to noncontrolling interests	-
Net income (loss) attributable to Company	$ 19

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 375
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	759
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	167
Total current assets	1,301
Non-current restricted cash	-
Property and equipment, net	153
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 1,454
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,763
Section 31 fees payable to SEC	-
Accrued personnel costs	236
Deferred revenue	1,716
Other current liabilities	343
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	5,058
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	5,058
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	(2,315)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(1,289)
Total stockholders' equity	(3,604)
Noncontrolling interests	-
Total equity	(3,604)
Total liabilities and equity	$ 1,454

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	425
Information Services	-
Technology Solutions	2,642
Other	(54)
Total revenues	3,013
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(176)
Total cost of revenues	(176)
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,837
Operating Expenses	
Compensation and benefits	3,028
Marketing and advertising	250
Depreciation and amortization	-
Professional and contract services	64
Computer operations and data communications	117
Occupancy	210
Regulatory	-
Merger expenses	-
General, administrative and other	420
Total operating expenses	4,089
Operating loss	(1,252)
Interest income	(5)
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(1,257)
Income tax provision	32
Net loss	(1,289)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (1,289)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Director's Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	1,303
Deferred tax assets	103
Market value, outstanding derivative positions	-
Other current assets	6,716
Total current assets	8,122
Non-current restricted cash	-
Property and equipment, net	196
Non-current deferred tax assets	20
Goodwill	6,573
Intangible assets, net	660
Other assets	-
Total assets	$ 15,571
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 14
Section 31 fees payable to SEC	-
Accrued personnel costs	209
Deferred revenue	3,841
Other current liabilities	2,302
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	6,366
Debt obligations	-
Non-current deferred tax liabilities	846
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	7,212
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	4,581
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	3,778
Total stockholders' equity	8,359
Noncontrolling interests	-
Total equity	8,359
Total liabilities and equity	$ 15,571

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Director's Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	8,345
Information Services	
Technology Solutions	-
Other	-
Total revenues	8,345
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	8,345
Operating Expenses	
Compensation and benefits	1,157
Marketing and advertising	-
Depreciation and amortization	107
Professional and contract services	44
Computer operations and data communications	12
Occupancy	71
Regulatory	-
Merger expenses	-
General, administrative and other	519
Total operating expenses	1,910
Operating income	6,435
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on foreign currency contracts	-
Income before income taxes	6,435
Income tax provision	2,657
Net income	3,778
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 3,778

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - EA LLC

Note: EA LLC merged out of existence in 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - Exchange Access LLC

Note: EA LLC merged out of existence in 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Execution Access, LLC
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	243
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		243
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	243
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	68
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		68
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		68
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		345

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(170)
Total stockholders' equity	175
Noncontrolling interests	-
Total equity	175
Total liabilities and equity	$ 243

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	2
Marketing and advertising	1
Depreciation and amortization	-
Professional and contract services	46
Computer operations and data communications	2
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	26
Total operating expenses	77
Operating loss	(77)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(77)
Income tax provision	-
Net income (loss)	(77)
Net (income) expense attributable to noncontrolling interests	-
Net income (loss) attributable to Company	$ (77)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - FinQloud LLC

Note: FinQloud LLC (formerly Urban Labs LLC) did not have any acitivity in 2011 and 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	8,984
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	28,249
Total current assets	37,233
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 37,233
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,998
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	21,621
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	24,619
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	24,619
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	4,000
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	8,614
Total stockholders' equity	12,614
Noncontrolling interests	-
Total equity	12,614
Total liabilities and equity	$ 37,233

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 18,938
Listing Services	-
Information Services	7,639
Technology Solutions	-
Other	-
Total revenues	26,577
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	26,577
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	10,543
Merger expenses	-
General, administrative and other	2,379
Total operating expenses	12,922
Operating income	13,655
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	13,655
Income tax provision	5,697
Net income	7,958
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 7,958

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - FTEN FinTech LLC

Note: FTEN FinTech, LLC merged out of existence in 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 150
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	9,054
Deferred tax assets	1,243
Market value, outstanding derivative positions	-
Other current assets	20,780
Total current assets	31,227
Non-current restricted cash	-
Property and equipment, net	5,457
Non-current deferred tax assets	5,647
Goodwill	66,088
Intangible assets, net	18,874
Other assets	883
Total assets	$ 128,176
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,119
Section 31 fees payable to SEC	-
Accrued personnel costs	1,315
Deferred revenue	330
Other current liabilities	17,414
Deferred tax liabilities	2,161
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	23,339
Debt obligations	-
Non-current deferred tax liabilities	6,961
Non-current deferred revenue	-
Other liabilities	437
Total Liabilities	30,737
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	111,558

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(14,119)
Total stockholders' equity	97,439
Noncontrolling interests	-
Total equity	97,439
Total liabilities and equity	$ 128,176

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 19,971
Listing Services	-
Information Services	
Technology Solutions	-
Other	(98)
Total revenues	19,873
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	19,873
Operating Expenses	
Compensation and benefits	6,051
Marketing and advertising	54
Depreciation and amortization	6,195
Professional and contract services	293
Computer operations and data communications	4,363
Occupancy	2,572
Regulatory	-
Merger expenses	660
General, administrative and other	4,811
Total operating expenses	24,999
Operating income	(5,126)
Interest income	3
Interest expense	-
Dividend and investment income	-
Impairment loss	(17,446)
Income from unconsolidated investees, net	-
Loss before income taxes	(22,569)
Income tax benefit	(8,948)
Net loss	(13,621)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (13,621)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	3,425
Deferred tax assets	198
Market value, outstanding derivative positions	-
Other current assets	12,718
Total current assets	16,341
Non-current restricted cash	-
Property and equipment, net	47
Non-current deferred tax assets	498
Goodwill	12,684
Intangible assets, net	1,315
Other assets	-
Total assets	$ 30,885
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 417
Section 31 fees payable to SEC	-
Accrued personnel costs	599
Deferred revenue	721
Other current liabilities	7,160
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	8,897
Debt obligations	-
Non-current deferred tax liabilities	494
Non-current deferred revenue	-
Other liabilities	(6)
Total Liabilities	9,385
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	13,653
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	7,847
Total stockholders' equity	21,500
Noncontrolling interests	-
Total equity	21,500
Total liabilities and equity	$ 30,885

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	18,943
Other	2,651
Total revenues	21,594
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	21,594
Operating Expenses	
Compensation and benefits	3,887
Marketing and advertising	7
Depreciation and amortization	311
Professional and contract services	1,460
Computer operations and data communications	5
Occupancy	866
Regulatory	-
Merger expenses	-
General, administrative and other	2,150
Total operating expenses	8,686
Operating income	12,908
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	12,908
Income tax provision	5,061
Net income	7,847
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 7,847

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Inet Futures Exchange, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Inet Futures Exchange, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - INET Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - INET Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - International Derivatives Clearing Group, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - International Derivatives Clearing Group, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	2,710
Marketing and advertising	5
Depreciation and amortization	638
Professional and contract services	(258)
Computer operations and data communications	1,195
Occupancy	495
Regulatory	138
Merger expenses	-
General, administrative and other	2,691
Total operating expenses	7,614
Operating loss	(7,614)
Interest income	-
Interest expense	(3,670)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of entity	(46,063)
Loss before income taxes	(57,347)
Income tax benefit	-
Net loss	(57,347)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (57,347)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - International Derivatives Clearinghouse, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	4,180
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	40
Total current assets	4,220
Non-current restricted cash	80,039
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 84,259
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 168
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	19,702
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	19,870
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	7,524
Total Liabilities	27,394
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	72,852
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(15,987)
Total stockholders' equity	56,865
Noncontrolling interests	-
Total equity	56,865
Total liabilities and equity	$ 84,259

The NASDAQ OMX Group, Inc.

Unconsolidated Statement of Income - International Derivatives Clearinghouse, LLC

(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	967
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	28
Total operating expenses	995
Operating loss	(995)
Interest income	63
Interest expense	(403)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of entity	35,187
Loss before income taxes	33,852
Income tax benefit	-
Net loss	33,852
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 33,852

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - International Derviatives EBOT, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - International Derviatives EBOT, LLC
(in thousands, unaudited)

		Year Ended December 31, 2012
Revenues		
Market Services	$	-
Listing Services		-
Information Services		
Technology Solutions		-
Other		-
Total revenues		-
Cost of revenues		
Transaction rebates		-
Brokerage, clearance and exchange fees		-
Total cost of revenues		-
Revenues less transaction rebates, brokerage, clearance and exchange fees		-
Operating Expenses		
Compensation and benefits		-
Marketing and advertising		-
Depreciation and amortization		-
Professional and contract services		-
Computer operations and data communications		-
Occupancy		-
Regulatory		-
Merger expenses		-
General, administrative and other		-
Total operating expenses		-
Operating income		-
Interest income		-
Interest expense		-
Dividend and investment income		-
Income from unconsolidated investees, net		-
Income before income taxes		-
Income tax provision		-
Net income		-
Net (income) expense attributable to noncontrolling interests		-
Net income attributable to Company	$	-

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - International Derviatives Exchange, LLC
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		-
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	-
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		-
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		-
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		-
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		-
Retained earnings		-
Total stockholders' equity		-
Noncontrolling interests		-
Total equity		-
Total liabilities and equity	$	-

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - International Derviatives Exchange, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 14,569
Restricted cash	-
Financial Investments, at fair value	62
Receivables, net	-
Deferred tax assets	857
Market value, outstanding derivative positions	-
Other current assets	87,593
Total current assets	103,081
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	4
Goodwill	5,569
Intangible assets, net	-
Other assets	11
Total assets	$ 108,665
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,067
Section 31 fees payable to SEC	-
Accrued personnel costs	241
Deferred revenue	-
Other current liabilities	88,437
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	91,745
Debt obligations	-
Non-current deferred tax liabilities	(2,740)
Non-current deferred revenue	-
Other liabilities	14
Total Liabilities	89,019
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	20,406
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	(760)
Total stockholders' equity	19,646
Noncontrolling interests	-
Total equity	19,646
Total liabilities and equity	$ 108,665

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 43,230
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	43,230
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(41,934)
Total cost of revenues	(41,934)
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,296
Operating Expenses	
Compensation and benefits	3,117
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	3
Computer operations and data communications	2
Occupancy	47
Regulatory	-
Merger expenses	-
General, administrative and other	(623)
Total operating expenses	2,546
Operating income	(1,250)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income (loss) before income taxes	(1,250)
Income tax benefit	(489)
Net income (loss)	(761)
Net (income) expense attributable to noncontrolling interests	-
Net income (loss) attributable to Company	$ (761)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 9
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	206
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	216,290
Total current assets	216,505
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	(83,020)
Goodwill	-
Intangible assets, net	-
Other assets	5,195,218
Total assets	$ 5,328,703
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 332
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	236,240
Deferred tax liabilities	2,209
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	238,781
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	480
Total Liabilities	239,261
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	4,632,912
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	122,709
Retained earnings	333,821
Total stockholders' equity	5,089,442
Noncontrolling interests	-
Total equity	5,089,442
Total liabilities and equity	$ 5,328,703

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	1
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	1
Operating loss	(1)
Interest income	4,043
Interest expense	(4,554)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(512)
Income tax provision	5,814
Net loss	(6,326)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (6,326)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	36
Deferred tax assets	(16)
Market value, outstanding derivative positions	-
Other current assets	81
Total current assets	101
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	1
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 102
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 4
Section 31 fees payable to SEC	-
Accrued personnel costs	110
Deferred revenue	-
Other current liabilities	514
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	628
Debt obligations	-
Non-current deferred tax liabilities	(1)
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	627
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	3,642
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(4,167)
Total stockholders' deficit	(525)
Noncontrolling interests	-
Total deficit	(525)
Total liabilities and equity	$ 102

The NASDAQ OMX Group, Inc.

Unconsolidated Statement of Income - Nasdaq International Market Initiatives, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	26
Total revenues	26
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	26
Operating Expenses	
Compensation and benefits	220
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	6
Computer operations and data communications	1
Occupancy	140
Regulatory	-
Merger expenses	22
General, administrative and other	219
Total operating expenses	608
Operating loss	(582)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(582)
Income tax benefit	(202)
Net loss	(380)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (380)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	2
Receivables, net	11,389
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	66,638
Total current assets	78,029
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	(229)
Intangible assets, net	-
Other assets	-
Total assets	$ 77,800
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,310
Section 31 fees payable to SEC	10,224
Accrued personnel costs	-
Deferred revenue	306
Other current liabilities	26,641
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	39,481
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	39,481
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(15,529)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	53,848
Total stockholders' deficit	38,319
Noncontrolling interests	-
Total deficit	38,319
Total liabilities and deficit	$ 77,800

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 114,359
Listing Services	-
Information Services	15,586
Technology Solutions	-
Other	873
Total revenues	130,818
Cost of revenues	
Transaction rebates	(58,550)
Brokerage, clearance and exchange fees	(30,670)
Total cost of revenues	(89,220)
Revenues less transaction rebates, brokerage, clearance and exchange fees	41,598
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	56
Computer operations and data communications	-
Occupancy	-
Regulatory	852
Merger expenses	-
General, administrative and other	2,178
Total operating expenses	3,086
Operating income	38,512
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	38,512
Income tax provision	-
Net income	38,512
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 38,512

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	3,276
Deferred tax assets	35
Market value, outstanding derivative positions	-
Other current assets	28,303
Total current assets	31,618
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	31,276
Intangible assets, net	49,890
Other assets	(4,510)
Total assets	$ 108,274
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,019
Section 31 fees payable to SEC	131
Accrued personnel costs	(2)
Deferred revenue	-
Other current liabilities	39,465
Deferred tax liabilities	47
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	42,660
Debt obligations	-
Non-current deferred tax liabilities	19,704
Non-current deferred revenue	-
Other liabilities	97
Total Liabilities	62,461
Commitments and contingencies	
Equity	
Common stock	8
Preferred stock	-
Additional paid-in capital	50,227
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	(4,422)
Total stockholders' equity	45,813
Noncontrolling interests	-
Total equity	45,813
Total liabilities and equity	$ 108,274

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 6,071
Listing Services	-
Information Services	-
Technology Solutions	(3)
Other	-
Total revenues	6,068
Cost of revenues	
Transaction rebates	(2,919)
Brokerage, clearance and exchange fees	(985)
Total cost of revenues	(3,904)
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,164
Operating Expenses	
Compensation and benefits	1,170
Marketing and advertising	15
Depreciation and amortization	118
Professional and contract services	122
Computer operations and data communications	29
Occupancy	(152)
Regulatory	2,077
Merger expenses	-
General, administrative and other	(3,787)
Total operating expenses	(408)
Operating loss	2,572
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	2,572
Income tax provision	7,522
Net loss	(4,950)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (4,950)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	11
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	101
Market value, outstanding derivative positions	-
Margin deposits and default funds	33,003
Other current assets	10,470
Total current assets	43,585
Non-current restricted cash	25,114
Property and equipment, net	143
Non-current deferred tax assets	12
Goodwill	75
Intangible assets, net	-
Other assets	567
Total assets	$ 69,496
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 190
Section 31 fees payable to SEC	-
Accrued personnel costs	559
Deferred revenue	-
Other current liabilities	45,914
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	46,663
Debt obligations	40
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	22
Total Liabilities	46,725
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-

Additional paid-in capital	29,891
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(7,120)
Total stockholders' equity	22,771
Noncontrolling interests	-
Total equity	22,771
Total liabilities and equity	$ 69,496

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 761
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	761
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	761
Operating Expenses	
Compensation and benefits	2,273
Marketing and advertising	20
Depreciation and amortization	218
Professional and contract services	516
Computer operations and data communications	98
Occupancy	161
Regulatory	-
Merger expenses	-
General, administrative and other	1,550
Total operating expenses	4,836
Operating loss	(4,075)
Interest income	20
Interest expense	(2)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(4,057)
Income tax benefit	(1,704)
Net loss	(2,353)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (2,353)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	27
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		3,587
Deferred tax assets		(30)
Market value, outstanding derivative positions		-
Other current assets		17,663
Total current assets		21,247
Non-current restricted cash		-
Property and equipment, net		900
Non-current deferred tax assets		(31)
Goodwill		30,997
Intangible assets, net		4,924
Other assets		18,256
Total assets	$	76,293
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	4,101
Section 31 fees payable to SEC		-
Accrued personnel costs		2,069
Deferred revenue		62
Other current liabilities		15,857
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		22,089
Debt obligations		-
Non-current deferred tax liabilities		1,705
Non-current deferred revenue		-
Other liabilities		10
Total Liabilities		23,804
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		48,975
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		-
Retained earnings		3,514
Total stockholders' equity		52,489
Noncontrolling interests		-
Total equity		52,489
Total liabilities and equity	$	76,293

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	23,441
Other	6,468
Total revenues	29,909
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	29,909
Operating Expenses	
Compensation and benefits	12,074
Marketing and advertising	306
Depreciation and amortization	730
Professional and contract services	4,470
Computer operations and data communications	135
Occupancy	417
Regulatory	-
Merger expenses	14
General, administrative and other	5,292
Total operating expenses	23,438
Operating income	6,471
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	6,471
Income tax provision	2,956
Net income	3,515
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 3,515

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	494
Total current assets	494
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	1,420
Other assets	175
Total assets	$ 2,089
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 61
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	323
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	384
Debt obligations	-
Non-current deferred tax liabilities	(95)
Non-current deferred revenue	-
Other liabilities	175
Total Liabilities	464
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	1,557
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	68
Total stockholders' equity	1,625
Noncontrolling interests	-
Total equity	1,625
Total liabilities and deficit	$ 2,089

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	907
Technology Solutions	-
Other	-
Total revenues	907
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	907
Operating Expenses	
Compensation and benefits	184
Marketing and advertising	32
Depreciation and amortization	355
Professional and contract services	193
Computer operations and data communications	19
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	783
Operating loss	124
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	124
Income tax benefit	51
Net loss	73
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 73

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Futures Exchange, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	31
Deferred tax assets	3,255
Market value, outstanding derivative positions	-
Other current assets	523
Total current assets	3,809
Non-current restricted cash	-
Property and equipment, net	23
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	13
Total assets	$ 3,845
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 96
Section 31 fees payable to SEC	-
Accrued personnel costs	67
Deferred revenue	-
Other current liabilities	233
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	396
Debt obligations	-
Non-current deferred tax liabilities	(197)
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	199
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	5,893
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(2,247)
Total stockholders' equity	3,646
Noncontrolling interests	-
Total equity	3,646
Total liabilities and deficit	$ 3,845

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Futures Exchange, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 263
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	263
Cost of revenues	
Transaction rebates	(85)
Brokerage, clearance and exchange fees	-
Total cost of revenues	(85)
Revenues less transaction rebates, brokerage, clearance and exchange fees	178
Operating Expenses	
Compensation and benefits	333
Marketing and advertising	195
Depreciation and amortization	4
Professional and contract services	1
Computer operations and data communications	15
Occupancy	27
Regulatory	461
Merger expenses	-
General, administrative and other	(544)
Total operating expenses	492
Operating loss	(314)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(314)
Income tax benefit	(190)
Net loss	(124)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (124)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	36
Deferred tax assets	(2)
Market value, outstanding derivative positions	-
Other current assets	45,119
Total current assets	45,153
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 45,153
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 455
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	18,986
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	19,441
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	19,441
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	1,000
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	24,712
Total stockholders' equity	25,712
Noncontrolling interests	-
Total equity	25,712
Total liabilities and equity	$ 45,153

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 66
Listing Services	-
Information Services	44,629
Technology Solutions	-
Other	28
Total revenues	44,723
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	44,723
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	2
Depreciation and amortization	-
Professional and contract services	14
Computer operations and data communications	2
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	2,150
Total operating expenses	2,168
Operating income	42,555
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	42,555
Income tax provision	17,843
Net income	24,712
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 24,712

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	10
Restricted cash		-
Financial Investments, at fair value		1
Receivables, net		39,802
Deferred tax assets		2,664
Market value, outstanding derivative positions		-
Other current assets		125,857
Total current assets		168,334
Non-current restricted cash		-
Property and equipment, net		24,412
Non-current deferred tax assets		20,378
Goodwill		503,610
Intangible assets, net		302,781
Other assets		7,545
Total assets	$	1,027,060
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	2,940
Section 31 fees payable to SEC		15,247
Accrued personnel costs		3,669
Deferred revenue		134
Other current liabilities		629,626
Deferred tax liabilities		4,465
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		656,081
Debt obligations		-
Non-current deferred tax liabilities		126,054
Non-current deferred revenue		-
Other liabilities		49,800
Total Liabilities		831,935
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		73,458
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(5,696)
Retained earnings		127,363
Total stockholders' equity		195,125
Noncontrolling interests		-
Total equity		195,125
Total liabilities and equity	$	1,027,060

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 415,856
Listing Services	-
Information Services	12,834
Technology Solutions	-
Other	4,354
Total revenues	433,044
Cost of revenues	
Transaction rebates	(211,699)
Brokerage, clearance and exchange fees	(40,851)
Total cost of revenues	(252,550)
Revenues less transaction rebates, brokerage, clearance and exchange fees	180,494
Operating Expenses	
Compensation and benefits	13,581
Marketing and advertising	655
Depreciation and amortization	11,413
Professional and contract services	797
Computer operations and data communications	1,935
Occupancy	2,438
Regulatory	3,004
Merger expenses	-
General, administrative and other	15,777
Total operating expenses	49,600
Operating income	130,894
Interest income	1
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	130,895
Income tax provision	55,381
Net income	75,514
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 75,514

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		(207)
Market value, outstanding derivative positions		-
Other current assets		517
Total current assets		310
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		17,336
Intangible assets, net		-
Other assets		-
Total assets	$	17,646
Liabilities and deficit		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		82
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		82
Debt obligations		-
Non-current deferred tax liabilities		611
Non-current deferred revenue		-
Other liabilities		41
Total Liabilities		734
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		24,713

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(7,801)
Total stockholders' equity	16,912
Noncontrolling interests	-
Total equity	16,912
Total liabilities and equity	$ 17,646

Note: Carpenter Moore (San Francisco) LLC was renamed NASDAQ OMX (San Francisco) Insurance LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	(328)
Marketing and advertising	-
Depreciation and amortization	20
Professional and contract services	-
Computer operations and data communications	9
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	95
Total operating expenses	(204)
Operating loss	204
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	204
Income tax provision	84
Net loss	120
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 120

Note: Carpenter Moore (San Francisco) LLC was renamed NASDAQ OMX (San Francisco) Insurance LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 2,516
Restricted cash	-
Financial Investments, at fair value	3
Receivables, net	-
Deferred tax assets	(3)
Market value, outstanding derivative positions	-
Other current assets	3,312
Total current assets	5,828
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	2
Goodwill	-
Intangible assets, net	-
Other assets	19
Total assets	$ 5,849
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 225
Section 31 fees payable to SEC	-
Accrued personnel costs	16
Deferred revenue	-
Other current liabilities	2,186
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	2,427
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	2,427
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	3,282
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	140
Total stockholders' equity	3,422
Noncontrolling interests	-
Total equity	3,422
Total liabilities and equity	$ 5,849

Note: NASDAQ Options Services, LLC includes the results of The NASDAQ Options Market LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 2,933
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	2,933
Cost of revenues	
Transaction rebates	43
Brokerage, clearance and exchange fees	(2,369)
Total cost of revenues	(2,326)
Revenues less transaction rebates, brokerage, clearance and exchange fees	607
Operating Expenses	
Compensation and benefits	244
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	19
Occupancy	24
Regulatory	-
Merger expenses	-
General, administrative and other	64
Total operating expenses	351
Operating income	256
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	256
Income tax provision	115
Net income	141
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 141

Note: NASDAQ Options Services, LLC includes the results of The NASDAQ Options Market LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	88
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	77,929
Total current assets	78,017
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	16,551
Total assets	$ 94,568
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 1,519
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	21,671
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	23,190
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	4,058
Total Liabilities	27,248
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	20,000
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	47,320
Total stockholders' equity	67,320
Noncontrolling interests	-
Total equity	67,320
Total liabilities and equity	$ 94,568

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 64,562
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	64,562
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	64,562
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	9
Occupancy	24,427
Regulatory	-
Merger expenses	-
General, administrative and other	5,135
Total operating expenses	29,571
Operating income	34,991
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	34,991
Income tax benefit	(9,104)
Net income	44,095
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 44,095

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	2,786
Total current assets	2,790
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	23,689
Total assets	$ 26,479
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 176
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	176
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	176
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	23,548
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(31)
Retained earnings	2,786
Total stockholders' equity	26,303
Noncontrolling interests	-
Total equity	26,303
Total liabilities and equity	$ 26,479

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	1,393
Other	1,393
Total revenues	2,786
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,786
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	2,786
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	2,786
Income tax provision	-
Net income	2,786
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 2,786

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	(16,155)
Total assets	$ (16,155)
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 5,573
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	1,037
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	
Total current liabilities	6,610
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	6,610
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(22,746)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(19)
Total stockholders' deficit	(22,765)
Noncontrolling interests	-
Total deficit	(22,765)
Total liabilities and deficit	$ (16,155)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	(9)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(9)
Income tax benefit	-
Net loss	(9)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (9)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	70,236
Deferred tax assets	1,039
Market value, outstanding derivative positions	-
Other current assets	1,072
Total current assets	72,347
Non-current restricted cash	-
Property and equipment, net	12
Non-current deferred tax assets	1,044
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 73,403
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 58,479
Section 31 fees payable to SEC	-
Accrued personnel costs	735
Deferred revenue	-
Other current liabilities	3,650
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	62,864
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	39,589
Total Liabilities	102,453
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(16,155)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(12,895)
Total stockholders' deficit	(29,050)
Noncontrolling interests	-
Total deficit	(29,050)
Total liabilities and deficit	$ 73,403

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	3,235
Total revenues	3,235
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,235
Operating Expenses	
Compensation and benefits	2,608
Marketing and advertising	44
Depreciation and amortization	3
Professional and contract services	19
Computer operations and data communications	7
Occupancy	872
Regulatory	358
Merger expenses	-
General, administrative and other	-
Total operating expenses	3,911
Operating loss	(676)
Interest income	3
Interest expense	(7)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	(680)
Income tax benefit	(2,347)
Net loss	1,667
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 1,667

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		-
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	-
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		-
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		-
Commitments and contingencies		
Deficit		
Common stock		-
Preferred stock		-
Additional paid-in capital		-

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	-
Total stockholders' deficit	-
Noncontrolling interests	-
Total deficit	-
Total liabilities and deficit	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	(16)
Other	-
Total revenues	(16)
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	(16)
Operating Expenses	
Compensation and benefits	299
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	1
Computer operations and data communications	67
Occupancy	-
Regulatory	-
Merger expenses	63
General, administrative and other	(989)
Total operating expenses	(559)
Operating loss	543
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	543
Income tax provision	7
Net loss	536
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 536

The NASDAQ OMX Group, Inc.

Unconsolidated Financial Statements - The Nasdaq Stock Market Educational Foundation, Inc.

Note: The Nasdaq Stock Market Educational Foundation, Inc. is not a consolidated entity of The NASDAQ OMX Group, Inc. and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 268,147
Restricted cash	-
Financial Investments, at fair value	22,218
Receivables, net	116,472
Deferred tax assets	19,261
Market value, outstanding derivative positions	-
Other current assets	1,331,843
Total current assets	1,757,941
Non-current restricted cash	-
Property and equipment, net	36,390
Non-current deferred tax assets	111,668
Goodwill	9,115
Intangible assets, net	7,098
Other assets	5,989,690
Total assets	$ 7,911,902
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 156,387
Section 31 fees payable to SEC	-
Accrued personnel costs	21,480
Deferred revenue	9,371
Other current liabilities	1,282,849
Deferred tax liabilities	11,480
Market value, outstanding derivative positions	-
Current portion of debt obligations	45,000
Total current liabilities	1,526,567
Debt obligations	1,930,806
Non-current deferred tax liabilities	10,748
Non-current deferred revenue	8,667
Other liabilities	69,200
Total Liabilities	3,545,988
Preferred Stock	-
Commitments and contingencies	
Equity	
Common stock	2,133
Preferred stock	-
Additional paid-in capital	3,774,425
Common stock in treasury, at cost	(1,058,634)
Accumulated other comprehensive income/(loss)	(61,977)
Retained earnings	1,709,681
Total stockholders' equity	4,365,628
Noncontrolling interests	286
Total equity	4,365,914
Total liabilities and equity	$ 7,911,902

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	(19)
Information Services	52,226
Technology Solutions	6,536
Other	70,075
Total revenues	128,818
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	128,818
Operating Expenses	
Compensation and benefits	95,857
Marketing and advertising	8,654
Depreciation and amortization	8,614
Professional and contract services	34,889
Computer operations and data communications	5,226
Occupancy	12,681
Regulatory	-
Merger expenses	5,998
General, administrative and other	36,973
Total operating expenses	208,892
Operating loss	(80,074)
Interest income	584
Interest expense	(89,257)
Dividend and investment income	(13)
Income from unconsolidated investees, net	-
Debt conversion expense	-
Asset impairment	-
Gain (loss) on sale of businesses	(3,447)
Loss before income taxes	(172,207)
Income tax benefit	(84,010)
Net loss	(88,197)
Net (income) expense attributable to noncontrolling interests	2,903
Net loss attributable to Company	$ (85,294)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - The NASDAQ Options Market LLC

Note: The results of The NASDAQ Options Market LLC are included in the results of NASDAQ Options Services, LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		-
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		151
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	151
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		(51)
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		(51)
Debt obligations		-
Non-current deferred tax liabilities		(8)
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		(59)
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		739
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		-
Accumulated deficit		(529)
Total stockholders' equity		210
Noncontrolling interests		-
Total equity		210
Total liabilities and equity	$	151

The NASDAQ OMX Group, Inc.

Unconsolidated Statement of Income - The Stock Clearing Corporation of Philadelphia

(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	(1)
Total operating expenses	(1)
Operating income	1
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	1
Income tax provision	(1)
Net loss	2
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 2,564
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	124
Deferred tax assets	28
Market value, outstanding derivative positions	-
Other current assets	8
Total current assets	2,724
Non-current restricted cash	-
Property and equipment, net	48
Non-current deferred tax assets	(1)
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 2,771
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 162
Section 31 fees payable to SEC	-
Accrued personnel costs	13
Deferred revenue	-
Other current liabilities	109
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	284
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	284
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	3,654
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(557)
Accumulated deficit	(610)
Total stockholders' equity	2,487
Noncontrolling interests	-
Total equity	2,487
Total liabilities and equity	$ 2,771

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 529
Listing Services	463
Information Services	106
Technology Solutions	-
Other	1,226
Total revenues	2,324
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,324
Operating Expenses	
Compensation and benefits	792
Marketing and advertising	29
Depreciation and amortization	21
Professional and contract services	74
Computer operations and data communications	200
Occupancy	77
Regulatory	14
Merger expenses	-
General, administrative and other	228
Total operating expenses	1,435
Operating income	889
Interest income	2
Interest expense	-
Dividend and investment income	46
Income from unconsolidated investees, net	-
Income before income taxes	937
Income tax provision	127
Net income	810
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 810

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 291
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	171
Total current assets	462
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	81
Total assets	$ 543
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 1
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	(64)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	(63)
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	(63)
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	35
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(7)
Retained earnings	578
Total stockholders' equity	606
Noncontrolling interests	-
Total equity	606
Total liabilities and equity	$ 543

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 509
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	509
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	509
Operating Expenses	
Compensation and benefits	1
Marketing and advertising	-
Depreciation and amortization	1
Professional and contract services	209
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	4
Total operating expenses	215
Operating income	294
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	294
Income tax provision	-
Net income	294
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 294

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained earnings	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

Notes: The results of AS Eesti Väärtpaberikeskus include the results of AS OMX Registrikeskus.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

Notes: The results of AS Eesti Väärtpaberikeskus include the results of AS OMX Registrikeskus.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 6,481
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	847
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	19
Total current assets	7,347
Non-current restricted cash	-
Property and equipment, net	183
Non-current deferred tax assets	1
Goodwill	-
Intangible assets, net	-
Other assets	2
Total assets	$ 7,533
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,679
Section 31 fees payable to SEC	-
Accrued personnel costs	99
Deferred revenue	28
Other current liabilities	627
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	4,433
Debt obligations	-
Non-current deferred tax liabilities	5
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	4,438
Commitments and contingencies	
Equity	
Common stock	374
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(234)
Retained earnings	2,954
Total stockholders' equity	3,094
Noncontrolling interests	-
Total equity	3,094
Total liabilities and equity	$ 7,532

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 2,325
Listing Services	2
Information Services	
Technology Solutions	-
Other	16
Total revenues	2,343
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,343
Operating Expenses	
Compensation and benefits	733
Marketing and advertising	38
Depreciation and amortization	76
Professional and contract services	56
Computer operations and data communications	141
Occupancy	72
Regulatory	23
Merger expenses	-
General, administrative and other	294
Total operating expenses	1,433
Operating income	910
Interest income	115
Interest expense	-
Dividend and investment income	141
Income from unconsolidated investees, net	-
Income before income taxes	1,166
Income tax provision	162
Net income	1,004
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1,004

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS OMX Registrikeskus
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 78
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	1
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	1
Total current assets	80
Non-current restricted cash	-
Property and equipment, net	1
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 81
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	52
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(3)
Retained earnings	32
Total stockholders' equity	81
Noncontrolling interests	-
Total equity	81
Total liabilities and equity	$ 81

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS OMX Registrikeskus
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 23
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	23
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	23
Operating Expenses	
Compensation and benefits	1
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	6
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	1
Total operating expenses	8
Operating income	15
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	15
Income tax provision	-
Net income	15
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 15

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Beheer BV
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	14
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		101
Deferred tax assets		349
Market value, outstanding derivative positions		-
Other current assets		(859)
Total current assets		(395)
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		55,225
Intangible assets, net		35,611
Other assets		1,066
Total assets	$	91,507
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	3,486
Section 31 fees payable to SEC		-
Accrued personnel costs		55
Deferred revenue		-
Other current liabilities		507
Deferred tax liabilities		870
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		4,918
Debt obligations		-
Non-current deferred tax liabilities		8,105
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		13,023
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		76,333
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		4,979
Retained deficit		(2,828)
Total stockholders' equity		78,484
Noncontrolling interests		-
Total equity		78,484
Total liabilities and equity	$	91,507

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Beheer BV
(in thousands, unaudited)

		Year Ended December 31, 2012
Revenues		
Market Services	$	-
Listing Services		-
Information Services		
Technology Solutions		-
Other		-
Total revenues		-
Cost of revenues		
Transaction rebates		-
Brokerage, clearance and exchange fees		347
Total cost of revenues		347
Revenues less transaction rebates, brokerage, clearance and exchange fees		347
Operating Expenses		
Compensation and benefits		182
Marketing and advertising		-
Depreciation and amortization		2,241
Professional and contract services		93
Computer operations and data communications		-
Occupancy		(12)
Regulatory		-
Merger expenses		69
General, administrative and other		120
Total operating expenses		2,693
Operating loss		(2,346)
Interest income		-
Interest expense		(1)
Dividend and investment income		-
Income from unconsolidated investees, net		-
Gain (loss) on sale of business		-
Loss before income taxes		(2,347)
Income tax benefit		15
Net loss		(2,362)
Net (income) expense attributable to noncontrolling interests		-
Net loss attributable to Company	$	(2,362)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 1,625
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	16,184
Deferred tax assets	561
Market value, outstanding derivative positions	-
Other current assets	(935)
Total current assets	17,435
Non-current restricted cash	-
Property and equipment, net	1,156
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 18,591
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,140
Section 31 fees payable to SEC	-
Accrued personnel costs	1,309
Deferred revenue	6,350
Other current liabilities	2,273
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	13,072
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	13,072
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	9,547
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	482
Retained deficit	(4,510)
Total stockholders' equity	5,519
Noncontrolling interests	-
Total equity	5,519
Total liabilities and equity	$ 18,591

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	7,199
Other	466
Total revenues	7,665
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(1,146)
Total cost of revenues	(1,146)
Revenues less transaction rebates, brokerage, clearance and exchange fees	6,519
Operating Expenses	
Compensation and benefits	6,575
Marketing and advertising	500
Depreciation and amortization	264
Professional and contract services	975
Computer operations and data communications	594
Occupancy	414
Regulatory	-
Merger expenses	-
General, administrative and other	1,880
Total operating expenses	11,202
Operating loss	(4,683)
Interest income	173
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	(4,510)
Income tax benefit	-
Net loss	(4,510)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (4,510)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 8
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	2,283
Deferred tax assets	389
Market value, outstanding derivative positions	-
Other current assets	51
Total current assets	2,731
Non-current restricted cash	-
Property and equipment, net	3
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 2,734
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 5,612
Section 31 fees payable to SEC	-
Accrued personnel costs	451
Deferred revenue	-
Other current liabilities	224
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	6,287
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	6,287
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	(2,743)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(194)
Retained deficit	(616)
Total stockholders' equity	(3,553)
Noncontrolling interests	-
Total equity	(3,553)
Total liabilities and equity	$ 2,734

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	29
Total revenues	29
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	1,428
Total cost of revenues	1,428
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,457
Operating Expenses	
Compensation and benefits	1,548
Marketing and advertising	133
Depreciation and amortization	4
Professional and contract services	41
Computer operations and data communications	8
Occupancy	77
Regulatory	-
Merger expenses	-
General, administrative and other	153
Total operating expenses	1,964
Operating loss	(507)
Interest income	-
Interest expense	(109)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	(616)
Income tax benefit	-
Net loss	(616)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (616)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Germany GmbH
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	313
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		913
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		(641)
Total current assets		585
Non-current restricted cash		-
Property and equipment, net		92
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	677
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	(550)
Section 31 fees payable to SEC		-
Accrued personnel costs		91
Deferred revenue		1,293
Other current liabilities		(453)
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		381
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		381
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		280
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		18
Retained deficit		(2)
Total stockholders' equity		296
Noncontrolling interests		-
Total equity		296
Total liabilities and equity	$	677

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	1,699
Other	(441)
Total revenues	1,258
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(62)
Total cost of revenues	(62)
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,196
Operating Expenses	
Compensation and benefits	665
Marketing and advertising	61
Depreciation and amortization	-
Professional and contract services	85
Computer operations and data communications	8
Occupancy	90
Regulatory	-
Merger expenses	-
General, administrative and other	289
Total operating expenses	1,198
Operating loss	(2)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	(2)
Income tax benefit	-
Net loss	(2)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (2)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Holding BV
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	112
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		85
Deferred tax assets		5
Market value, outstanding derivative positions		-
Other current assets		71
Total current assets		273
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		4,389
Total assets	$	4,662
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	3,882
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		6
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		3,888
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		3,888
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		1,066
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(364)
Retained deficit		72
Total stockholders' equity		774
Noncontrolling interests		-
Total equity		774
Total liabilities and equity	$	4,662

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	21
Marketing and advertising	-
Depreciation and amortization	2
Professional and contract services	-
Computer operations and data communications	-
Occupancy	(96)
Regulatory	-
Merger expenses	-
General, administrative and other	1
Total operating expenses	(72)
Operating loss	72
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	72
Income tax benefit	-
Net loss	72
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 72

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise U.K. Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		2
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		2
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	2
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	404
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		404
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		404
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		(381)
Common stock in treasury, at cost		(21)
Accumulated other comprehensive income/(loss)		-
Retained deficit		-
Total stockholders' equity		(402)
Noncontrolling interests		-
Total equity		(402)
Total liabilities and equity	$	2

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise U.K. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	3
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	(3)
Total operating expenses	-
Operating loss	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	310
Loss before income taxes	310
Income tax benefit	-
Net loss	310
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 310

The NASDAQ OMX Group, Inc.

Unconsolidated Balance Sheet - Carpenter Moore Insurance Services Ltd.

(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained deficit	-
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Carpenter Moore Insurance Services Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating loss	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	-
Income tax benefit	-
Net loss	-
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Join Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2012	
Assets		
Current assets:		
Cash and cash equivalents	$	274
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		119
Deferred tax assets		33
Market value, outstanding derivative positions		-
Other current assets		57
Total current assets		483
Non-current restricted cash		-
Property and equipment, net		58
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	541
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		67
Other current liabilities		203
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		270
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		270
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		680
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(422)
Accumulated deficit		13
Total stockholders' equity		271
Noncontrolling interests		-
Total equity		271
Total liabilities and equity	$	541

The NASDAQ OMX Group, Inc.

Unconsolidated Statement of Income - "Central Depository of Armenia" Open Join Stock Company

(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 440
Listing Services	2
Information Services	-
Technology Solutions	-
Other	9
Total revenues	451
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	451
Operating Expenses	
Compensation and benefits	294
Marketing and advertising	-
Depreciation and amortization	8
Professional and contract services	18
Computer operations and data communications	5
Occupancy	25
Regulatory	2
Merger expenses	-
General, administrative and other	49
Total operating expenses	401
Operating income	50
Interest income	1
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before taxes	51
Income tax expense	(18)
Net loss	69
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 69

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	15
Total current assets	15
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 15
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	1
Retained earnings	14
Total stockholders' equity	15
Noncontrolling interests	-
Total equity	15
Total liabilities and equity	$ 15

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 1
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	1
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	1,240
Total assets	$ 1,241
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(162)
Retained earnings	1,403
Total stockholders' equity	1,241
Noncontrolling interests	-
Total equity	1,241
Total liabilities and equity	$ 1,241

Note: Egypt for Information Dissemination Company is 45% owned by The NASDAQ OMX Group, Inc. The above results represent 100% of their operations.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	1
Total revenues	1
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	1
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating income	1
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	(2)
Income before income taxes	(1)
Income tax provision	-
Net income	(1)
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ (1)

Note: Egypt for Information Dissemination Company is 45% owned by The NASDAQ OMX Group, Inc. The above results represent 100% of their operations.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 612
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	4,304
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	3,870
Total current assets	8,786
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	15,520
Total assets	$ 24,306
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	43
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	43
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	43
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	15,950
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(753)
Retained earnings	9,066
Total stockholders' equity	24,263
Noncontrolling interests	-
Total equity	24,263
Total liabilities and equity	$ 24,306

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	201
Interest expense	-
Dividend and investment income	20
Income from unconsolidated investees, net	-
Income before income taxes	221
Income tax provision	44
Net income	177
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 177

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Findata AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	15
Total current assets	15
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	48
Total assets	$ 63
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 5
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	5
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	5
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	(664)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(43)
Retained earnings	765
Total stockholders' equity	58
Noncontrolling interests	-
Total equity	58
Total liabilities and equity	$ 63

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Findata AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating loss	-
Interest income	-
Interest expense	-
Dividend and investment income	-
	-
Loss before income taxes	-
Income tax expense	-
Net loss	-
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	135
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	135
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 135
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ (104)
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	91
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	(13)
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	(13)
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(244)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	478
Accumulated deficit	(86)
Total stockholders' deficit	148
Noncontrolling interests	-
Total deficit	148
Total liabilities and deficit	$ 135

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	262
Total revenues	262
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	262
Operating Expenses	
Compensation and benefits	481
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	27
Computer operations and data communications	-
Occupancy	8
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	(903)
Total operating expenses	(387)
Operating loss	649
Interest income	-
Interest expense	-
Dividend and investment income	-
	-
Loss before income taxes	649
Income tax benefit	13
Net loss	636
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 636

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Glide Technologies Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	2,284
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		2,153
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		198
Total current assets		4,635
Non-current restricted cash		-
Property and equipment, net		1,819
Non-current deferred tax assets		-
Goodwill		20,849
Intangible assets, net		3,057
Other assets		-
Total assets	$	30,360
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	9,345
Section 31 fees payable to SEC		-
Accrued personnel costs		389
Deferred revenue		970
Other current liabilities		1,063
Deferred tax liabilities		388
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		12,155
Debt obligations		-
Non-current deferred tax liabilities		650
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		12,805
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		22,692
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(14)
Accumulated deficit		(5,123)
Total stockholders' equity		17,555
Noncontrolling interests		-
Total equity		17,555
Total liabilities and equity	$	30,360

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Glide Technologies Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	3,838
Other	(5)
Total revenues	3,833
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,833
Operating Expenses	
Compensation and benefits	3,630
Marketing and advertising	184
Depreciation and amortization	558
Professional and contract services	575
Computer operations and data communications	1,679
Occupancy	616
Regulatory	-
Merger expenses	276
Restructuring and other charges	-
General, administrative and other	1,642
Total operating expenses	9,160
Operating loss	(5,327)
Interest income	-
Interest expense	(29)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(5,356)
Income tax benefit	(323)
Net loss	(5,033)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (5,033)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 430
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	129
Total current assets	559
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	2,113
Intangible assets, net	1,124
Other assets	386
Total assets	$ 4,182
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	129
Deferred tax liabilities	57
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	186
Debt obligations	-
Non-current deferred tax liabilities	206
Non-current deferred revenue	-
Other liabilities	585
Total Liabilities	977
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	3,224
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(19)
Total stockholders' equity	3,205
Noncontrolling interests	-
Total equity	3,205
Total liabilities and equity	$ 4,182

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	19
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	-
Total operating expenses	19
Operating loss	(19)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(19)
Income tax benefit	-
Net loss	(19)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (19)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB Central Securities Depository of Lithuania
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	250
Retained earnings	(250)
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

Note: AB Central Securities Depository of Lithuania is 40% owned by The NASDAQ OMX Group, Inc. The above results represent 100% of their operations.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AB Central Securities Depository of Lithuania
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
General, administrative and other	-
Total operating expenses	-
Operating loss	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

Note: AB Central Securities Depository of Lithuania is 40% owned by The NASDAQ OMX Group, Inc. The above results represent 100% of their operations.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Mamato Motion AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	460
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		4
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		2
Total current assets		466
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	466
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	1
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		1
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		2
Debt obligations		-
Non-current deferred tax liabilities		2
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		4
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		375
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		13
Accumulated deficit		74
Total stockholders' equity		462
Noncontrolling interests		-
Total equity		462
Total liabilities and equity	$	466

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Mamato Motion AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	2
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	2
Income tax expense	-
Net income	2
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	2,136
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Retained deficit	(2,136)
Total stockholders' deficit	-
Noncontrolling interests	-
Total deficit	-
Total liabilities and deficit	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 6,024
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	15,969
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	7,525
Total current assets	29,518
Non-current restricted cash	-
Property and equipment, net	1,151
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 30,669
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 22,645
Section 31 fees payable to SEC	-
Accrued personnel costs	703
Deferred revenue	-
Other current liabilities	58
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	23,406
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	23,406
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(720)
Retained earnings	7,983
Total stockholders' equity	7,263
Noncontrolling interests	-
Total equity	7,263
Total liabilities and equity	$ 30,669

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	6,946
Total revenues	6,946
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	6,946
Operating Expenses	
Compensation and benefits	2,985
Marketing and advertising	325
Depreciation and amortization	224
Professional and contract services	274
Computer operations and data communications	38
Occupancy	90
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,521
Total operating expenses	5,457
Operating income	1,489
Interest income	49
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Income before income taxes	1,538
Income tax provision	377
Net income	1,161
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1,161

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	221
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		8
Deferred tax assets		4
Market value, outstanding derivative positions		-
Other current assets		197
Total current assets		430
Non-current restricted cash		-
Property and equipment, net		49
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		308
Total assets	$	787
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	(10)
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		20
Other current liabilities		41
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		51
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		51
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		1,388
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(317)
Accumulated deficit		(335)
Total stockholders' equity		736
Noncontrolling interests		-
Total equity		736
Total liabilities and equity	$	787

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 249
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	249
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	249
Operating Expenses	
Compensation and benefits	224
Marketing and advertising	2
Depreciation and amortization	12
Professional and contract services	16
Computer operations and data communications	17
Occupancy	1
Regulatory	2
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	27
Total operating expenses	301
Operating loss	(52)
Interest income	8
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(44)
Income tax benefit	5
Net loss	(49)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (49)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		2,329
Total current assets		2,329
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		62,531
Intangible assets, net		16,654
Other assets		4,356
Total assets	$	85,870
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		2,329
Deferred tax liabilities		333
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		2,662
Debt obligations		-
Non-current deferred tax liabilities		4,663
Non-current deferred revenue		-
Other liabilities		2,208
Total Liabilities		9,533
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		76,468
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		10,434
Accumulated deficit		(10,565)
Total stockholders' equity		76,337
Noncontrolling interests		-
Total equity		76,337
Total liabilities and equity	$	85,870

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	618
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1
Total operating expenses	619
Operating loss	(619)
Interest income	-
Interest expense	-
Dividend and investment income	-
Impairment loss	
Income from unconsolidated investees, net	(11,251)
Loss before income taxes	(11,870)
Income tax benefit	(3,387)
Net loss	(8,483)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (8,483)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	7,273
Restricted cash		-
Financial Investments, at fair value		7,529
Receivables, net		5,629
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		309
Total current assets		20,740
Non-current restricted cash		-
Property and equipment, net		1,561
Non-current deferred tax assets		(33)
Goodwill		-
Intangible assets, net		-
Other assets		246
Total assets	$	22,514
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	4,165
Section 31 fees payable to SEC		-
Accrued personnel costs		1,897
Deferred revenue		966
Other current liabilities		1,170
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		8,198
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		106
Total Liabilities		8,304
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		14,283
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(75)
Retained earnings		2
Total stockholders' equity		14,210
Noncontrolling interests		-
Total equity		14,210
Total liabilities and equity	$	22,514

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 19,546
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	19,546
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	19,546
Operating Expenses	
Compensation and benefits	6,582
Marketing and advertising	24
Depreciation and amortization	1,833
Professional and contract services	2,721
Computer operations and data communications	4,352
Occupancy	547
Regulatory	47
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,037
Total operating expenses	17,143
Operating income	2,403
Interest income	227
Interest expense	(60)
Dividend and investment income	(10)
Income from unconsolidated investees, net	-
Income before income taxes	2,560
Income tax expense	725
Net income	1,835
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1,835

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 391
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	5,900
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	34,963
Total current assets	41,254
Non-current restricted cash	-
Property and equipment, net	366
Non-current deferred tax assets	108
Goodwill	-
Intangible assets, net	-
Other assets	1,185
Total assets	$ 42,913
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 460
Section 31 fees payable to SEC	-
Accrued personnel costs	1,784
Deferred revenue	322
Other current liabilities	1,685
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	4,251
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	9,145
Total Liabilities	13,396
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	52,129
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(1,667)
Accumulated deficit	(20,945)
Total stockholders' equity	29,517
Noncontrolling interests	-
Total equity	29,517
Total liabilities and equity	$ 42,913

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 12,155
Listing Services	13,357
Information Services	15,182
Technology Solutions	33
Other	3,256
Total revenues	43,983
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	43,983
Operating Expenses	
Compensation and benefits	9,310
Marketing and advertising	146
Depreciation and amortization	408
Professional and contract services	3,439
Computer operations and data communications	3,846
Occupancy	964
Regulatory	700
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	2,072
Total operating expenses	20,885
Operating income	23,098
Interest income	603
Interest expense	(255)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	23,446
Income tax provision	5,840
Net income	17,606
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 17,606

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	42
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	210
Total current assets	256
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	4
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 260
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 8
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	8
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	635
Total Liabilities	643
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	952
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	11
Accumulated deficit	(1,346)
Total stockholders' deficit	(383)
Noncontrolling interests	-
Total deficit	(383)
Total liabilities and deficit	$ 260

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 11
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	11
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	11
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	29
Depreciation and amortization	-
Professional and contract services	13
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	135
Total operating expenses	177
Operating loss	(166)
Interest income	1
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(165)
Income tax benefit	(40)
Net loss	(125)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (125)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	5,228
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		10,972
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		(525)
Total current assets		15,675
Non-current restricted cash		-
Property and equipment, net		233
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	15,908
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	5,614
Section 31 fees payable to SEC		-
Accrued personnel costs		722
Deferred revenue		-
Other current liabilities		(750)
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		5,586
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		5,586
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		38,963
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		605
Accumulated deficit		(29,246)
Total stockholders' equity		10,322
Noncontrolling interests		-
Total equity		10,322
Total liabilities and equity	$	15,908

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	4,279
Total revenues	4,279
Cost of revenues	
Transaction rebates	2
Brokerage, clearance and exchange fees	(2)
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,279
Operating Expenses	
Compensation and benefits	3,338
Marketing and advertising	77
Depreciation and amortization	-
Professional and contract services	238
Computer operations and data communications	59
Occupancy	60
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,218
Total operating expenses	4,990
Operating loss	(711)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Loss before income taxes	(711)
Income tax benefit	-
Net loss	(711)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (711)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 575
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	5,700
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	30,101
Total current assets	36,376
Non-current restricted cash	-
Property and equipment, net	93
Non-current deferred tax assets	92
Goodwill	-
Intangible assets, net	-
Other assets	8,587
Total assets	$ 45,148
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 661
Section 31 fees payable to SEC	-
Accrued personnel costs	1,080
Deferred revenue	5
Other current liabilities	58
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	19,005
Total current liabilities	20,809
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	20,809
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	(7,893)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(9,459)
Retained earnings	41,613
Total stockholders' equity	24,261
Noncontrolling interests	79
Total equity	24,340
Total liabilities and equity	$ 45,149

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Revenues		
Market Services	$	18,483
Listing Services		6,265
Information Services		16,718
Technology Solutions		160
Other		1,104
Total revenues		42,730
Cost of revenues		
Transaction rebates		-
Brokerage, clearance and exchange fees		-
Total cost of revenues		-
Revenues less transaction rebates, brokerage, clearance and exchange fees		42,730
Operating Expenses		
Compensation and benefits		4,337
Marketing and advertising		248
Depreciation and amortization		67
Professional and contract services		2,890
Computer operations and data communications		3,799
Occupancy		488
Regulatory		438
Merger expenses		-
Restructuring and other charges		-
General, administrative and other		4,473
Total operating expenses		16,740
Operating income		25,990
Interest income		242
Interest expense		-
Dividend and investment income		(26,124)
Income from unconsolidated investees, net		-
Income before income taxes		108
Income tax provision		557
Net income		(449)
Net (income) expense attributable to noncontrolling interests		30
Net income attributable to Company	$	(419)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	(1,285)
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		3,336,633
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		(62,162)
Total current assets		3,273,186
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		29,883
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	3,303,069
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	63
Section 31 fees payable to SEC		-
Accrued personnel costs		500
Deferred revenue		-
Other current liabilities		3,275
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		3,838
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		3,838
Commitments and contingencies		
Deficit		
Common stock		-
Preferred stock		-
Additional paid-in capital		12,641
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		3,656,737
Accumulated deficit		(370,147)
Total stockholders' equity		3,299,231
Noncontrolling interests		-
Total equity		3,299,231
Total liabilities and equity	$	3,303,069

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	1,205
Total revenues	1,205
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,205
Operating Expenses	
Compensation and benefits	2,806
Marketing and advertising	5
Depreciation and amortization	-
Professional and contract services	581
Computer operations and data communications	77
Occupancy	109
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	(2,542)
Total operating expenses	1,036
Operating loss	169
Interest income	-
Interest expense	(46)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	123
Income tax benefit	(17,059)
Net income	17,182
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 17,182

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 289
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	1,451
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	50,672
Total current assets	52,412
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	52,129
Total assets	$ 104,541
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 11
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	165,305
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	165,316
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	165,316
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(66,045)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	12,294
Accumulated deficit	(7,024)
Total stockholders' deficit	(60,775)
Noncontrolling interests	-
Total deficit	(60,775)
Total liabilities and deficit	$ 104,541

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	18
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	18
Operating loss	(18)
Interest income	1,300
Interest expense	(6,272)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(4,990)
Income tax benefit	(1,000)
Net loss	(3,990)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (3,990)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 1,138
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	86
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	1,220,688
Total current assets	1,221,912
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	3,209,750
Total assets	$ 4,431,662
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 151
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	1,274
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	1,425
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	4,524,285
Total Liabilities	4,525,710
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(223,402)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	13,641
Retained earnings	115,713
Total stockholders' deficit	(94,048)
Noncontrolling interests	-
Total deficit	(94,048)
Total liabilities and deficit	$ 4,431,662

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	160
Computer operations and data communications	-
Occupancy	15
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	3
Total operating expenses	178
Operating loss	(178)
Interest income	70,207
Interest expense	(774)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	69,255
Income tax provision	-
Net income	69,255
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 69,255

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf.
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	2,126
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		330
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		4,368
Total current assets		6,824
Non-current restricted cash		-
Property and equipment, net		1
Non-current deferred tax assets		5
Goodwill		-
Intangible assets, net		-
Other assets		2
Total assets	$	6,832
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	2,918
Section 31 fees payable to SEC		-
Accrued personnel costs		485
Deferred revenue		-
Other current liabilities		169
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		3,572
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		3,572
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		10,890
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(6,449)
Accumulated deficit		(1,182)
Total stockholders' equity		3,259
Noncontrolling interests		-
Total equity		3,259
Total liabilities and equity	$	6,831

Note: NASDAQ OMX Iceland hf. includes the results of Upplysingathing ehf..

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 2,828
Listing Services	757
Information Services	211
Technology Solutions	-
Other	209
Total revenues	4,005
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,005
Operating Expenses	
Compensation and benefits	2,227
Marketing and advertising	46
Depreciation and amortization	-
Professional and contract services	91
Computer operations and data communications	713
Occupancy	188
Regulatory	35
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	212
Total operating expenses	3,512
Operating income	493
Interest income	305
Interest expense	(2)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on foreign currency contracts	-
Asset impairment charges	-
Income before income taxes	796
Income tax provision	167
Net income	629
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 629

Note: NASDAQ OMX Iceland hf. includes the results of Upplysingathing ehf..

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 2
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	(1,831)
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	364
Total current assets	(1,465)
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ (1,465)
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 6,307
Section 31 fees payable to SEC	-
Accrued personnel costs	54
Deferred revenue	-
Other current liabilities	2
Deferred tax liabilities	63
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	6,426
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	6,426
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(75)
Accumulated Deficit	(7,816)
Total stockholders' deficit	(7,891)
Noncontrolling interests	-
Total deficit	(7,891)
Total liabilities and deficit	$ (1,465)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	(677)
Total revenues	(677)
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	(1)
Total cost of revenues	(1)
Revenues less transaction rebates, brokerage, clearance and exchange fees	(678)
Operating Expenses	
Compensation and benefits	902
Marketing and advertising	78
Depreciation and amortization	-
Professional and contract services	4,489
Computer operations and data communications	47
Occupancy	22
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,392
Total operating expenses	6,930
Operating loss	(7,608)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(7,608)
Income tax benefit	-
Net loss	(7,608)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (7,608)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 5,070
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	7,640
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	41,278
Total current assets	53,988
Non-current restricted cash	-
Property and equipment, net	232
Non-current deferred tax assets	(150)
Goodwill	-
Intangible assets, net	-
Other assets	833,845
Total assets	$ 887,915
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 14,343
Section 31 fees payable to SEC	-
Accrued personnel costs	340
Deferred revenue	1,844
Other current liabilities	454,087
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	470,614
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	470,614
Commitments and contingencies	
Equity	
Common stock	42,121
Preferred stock	-
Additional paid-in capital	681,302
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	34,796
Accumulated Deficit	(341,199)
Total stockholders' equity	417,020
Noncontrolling interests	280
Total equity	417,300
Total liabilities and equity	$ 887,914

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	9
Information Services	-
Technology Solutions	10,801
Other	2,363
Total revenues	13,173
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	13,173
Operating Expenses	
Compensation and benefits	1,372
Marketing and advertising	14
Depreciation and amortization	393
Professional and contract services	4,761
Computer operations and data communications	3,384
Occupancy	657
Regulatory	10
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,214
Total operating expenses	11,805
Operating loss	1,368
Interest income	104
Interest expense	(14,425)
Dividend and investment income	13,789
Income from unconsolidated investees, net	-
Loss before income taxes	836
Income tax benefit	(80)
Net loss	916
Net (income) expense attributable to noncontrolling interests	(126)
Net loss attributable to Company	$ 790

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 3,546
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	4,002
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	15,492
Total current assets	23,040
Non-current restricted cash	-
Property and equipment, net	83
Non-current deferred tax assets	-
Goodwill	209,872
Intangible assets, net	80,517
Other assets	40,702
Total assets	$ 354,214
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 520
Section 31 fees payable to SEC	-
Accrued personnel costs	1,144
Deferred revenue	-
Other current liabilities	7,122
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	8,786
Debt obligations	-
Non-current deferred tax liabilities	21,522
Non-current deferred revenue	-
Other liabilities	4,143
Total Liabilities	34,451
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	706,864

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(408,744)
Retained earnings	21,643
Total stockholders' equity	319,763
Noncontrolling interests	-
Total equity	319,763
Total liabilities and equity	$ 354,214

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 27,920
Listing Services	-
Information Services	1,214
Technology Solutions	-
Other	2,040
Total revenues	31,174
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	31,174
Operating Expenses	
Compensation and benefits	4,837
Marketing and advertising	160
Depreciation and amortization	5,107
Professional and contract services	2,476
Computer operations and data communications	3,605
Occupancy	1,019
Regulatory	104
Merger expenses	649
Restructuring and other charges	-
General, administrative and other	1,310
Total operating expenses	19,267
Operating income	11,907
Interest income	2,568
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	14,475
Income tax provision	3,880
Net income	10,595
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 10,595

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pte Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	380
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		175
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		11,408
Total current assets		11,963
Non-current restricted cash		-
Property and equipment, net		22
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	11,985
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	102
Section 31 fees payable to SEC		-
Accrued personnel costs		278
Deferred revenue		-
Other current liabilities		155
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		535
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		535
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		1,012
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		1,181
Retained earnings		9,257
Total stockholders' equity		11,450
Noncontrolling interests		-
Total equity		11,450
Total liabilities and equity	$	11,985

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Pte Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	6,503
Other	175
Total revenues	6,678
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	6,678
Operating Expenses	
Compensation and benefits	1,548
Marketing and advertising	35
Depreciation and amortization	19
Professional and contract services	3,739
Computer operations and data communications	1
Occupancy	140
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	392
Total operating expenses	5,874
Operating income	804
Interest income	22
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	826
Income tax provision	752
Net income	74
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 74

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 2,048
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	385
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	17
Total current assets	2,450
Non-current restricted cash	-
Property and equipment, net	21
Non-current deferred tax assets	1
Goodwill	7
Intangible assets, net	-
Other assets	-
Total assets	$ 2,479
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 30
Section 31 fees payable to SEC	-
Accrued personnel costs	67
Deferred revenue	8
Other current liabilities	305
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	410
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	410
Commitments and contingencies	
Equity	
Common stock	(375)
Preferred stock	-
Additional paid-in capital	3,962
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(18)
Accumulated deficit	(1,434)
Total stockholders' equity	2,135
Noncontrolling interests	(66)
Total equity	2,069
Total liabilities and equity	$ 2,479

Notes: The results of NASDAQ OMX Riga, AS include the results of AS Latvijas Centrālais depozitārijs.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 347
Listing Services	497
Information Services	32
Technology Solutions	-
Other	978
Total revenues	1,854
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,854
Operating Expenses	
Compensation and benefits	442
Marketing and advertising	43
Depreciation and amortization	15
Professional and contract services	50
Computer operations and data communications	213
Occupancy	59
Regulatory	21
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	104
Total operating expenses	947
Operating income	907
Interest income	27
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	934
Income tax provision	140
Net income	794
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 794

Notes: The results of NASDAQ OMX Riga, AS include the results of AS Latvijas Centrālais depozitārijs.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	194,539
Restricted cash		-
Financial Investments, at fair value		114,913
Receivables, net		33,210
Deferred tax assets		-
Market value, outstanding derivative positions		-
Resale agreements, at contract value		-
Margin deposits and default funds		175,893
Other current assets		12,297
Total current assets		530,852
Non-current restricted cash		-
Property and equipment, net		2,418
Non-current deferred tax assets		3,236
Goodwill		-
Intangible assets, net		-
Other assets		706,517
Total assets	$	1,243,023
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	23,923
Section 31 fees payable to SEC		-
Accrued personnel costs		7,819
Deferred revenue		10,119
Other current liabilities		200,840
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Repurchase agreements, at contract value		-
Current portion of debt obligations		-
Total current liabilities		242,701
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		242,701
Commitments and contingencies		
Equity		
Common stock		28,069
Preferred stock		-
Additional paid-in capital		1,112,909
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		237,822
Accumulated deficit		(378,478)
Total stockholders' equity		1,000,322
Noncontrolling interests		-
Total equity		1,000,322
Total liabilities and equity	$	1,243,023

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 187,439
Listing Services	35,962
Information Services	
Technology Solutions	16,021
Other	524
Total revenues	239,946
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	239,946
Operating Expenses	
Compensation and benefits	30,638
Marketing and advertising	598
Depreciation and amortization	281
Professional and contract services	10,187
Computer operations and data communications	37,963
Occupancy	1,587
Regulatory	1,464
Merger expenses	44
Restructuring and other charges	
General, administrative and other	23,570
Total operating expenses	106,332
Operating income	133,614
Interest income	4,889
Interest expense	(299)
Dividend and investment income	2,449
Income from unconsolidated investees, net	-
Income before income taxes	140,653
Income tax provision	40,488
Net income	100,165
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 100,165

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	-
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ -
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	-
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	-
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	2,044
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(2,024)
Accumulated deficit	(20)
Total stockholders' equity	-
Noncontrolling interests	-
Total equity	-
Total liabilities and equity	$ -

Notes: The results of NASDAQ OMX Tallinn AS include the results of AS eCSD Expert.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	-
Income tax provision	-
Net income	-
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ -

Notes: The results of NASDAQ OMX Tallinn AS include the results of AS eCSD Expert.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Technology Support AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ (9,948)
Restricted cash	-
Financial Investments, at fair value	1,636
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	7,377
Total current assets	(935)
Non-current restricted cash	-
Property and equipment, net	12,312
Non-current deferred tax assets	(98)
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 11,279
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 7,406
Section 31 fees payable to SEC	-
Accrued personnel costs	3,511
Deferred revenue	-
Other current liabilities	(20)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	10,897
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	10,897
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	142
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(775)
Retained earnings	1,015
Total stockholders' equity	382
Noncontrolling interests	-
Total equity	382
Total liabilities and equity	$ 11,279

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Technology Support AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	27,614
Other	2,962
Total revenues	30,576
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	30,576
Operating Expenses	
Compensation and benefits	8,966
Marketing and advertising	8
Depreciation and amortization	1,311
Professional and contract services	687
Computer operations and data communications	17,241
Occupancy	516
Regulatory	-
Merger expenses	1
Restructuring and other charges	-
General, administrative and other	1,862
Total operating expenses	30,592
Operating loss	(16)
Interest income	-
Interest expense	(129)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(145)
Income tax benefit	(39)
Net loss	(106)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (106)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nord Pool AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	17
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		114
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		131
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		(20)
Intangible assets, net		-
Other assets		-
Total assets	$	111
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	52
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		14
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		66
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		66
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		15
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		3
Retained earnings		27
Total stockholders' equity		45
Noncontrolling interests		-
Total equity		45
Total liabilities and equity	$	111

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nord Pool AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating loss	-
Interest income	2
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	2
Income tax provision	-
Net income	2
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nos Clearing AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	45,876
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		13
Deferred tax assets		132
Market value, outstanding derivative positions		-
Other current assets		1,157
Total current assets		47,178
Non-current restricted cash		-
Property and equipment, net		438
Non-current deferred tax assets		521
Goodwill		-
Intangible assets, net		1,337
Other assets		-
Total assets	$	49,474
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	223
Section 31 fees payable to SEC		-
Accrued personnel costs		931
Deferred revenue		-
Other current liabilities		746
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		1,900
Debt obligations		-
Non-current deferred tax liabilities		374
Non-current deferred revenue		-
Other liabilities		1,369
Total Liabilities		3,643
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		39,298
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		2,897
Retained earnings		3,636
Total stockholders' equity		45,831
Noncontrolling interests		-
Total equity		45,831
Total liabilities and equity	$	49,474

Note: Nightingale Acquisition Limited is the process of being liquidated.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nos Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 4,015
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	4,015
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,015
Operating Expenses	
Compensation and benefits	2,862
Marketing and advertising	48
Depreciation and amortization	182
Professional and contract services	230
Computer operations and data communications	389
Occupancy	260
Regulatory	47
Merger expenses	(3,874)
Restructuring and other charges	-
General, administrative and other	562
Total operating expenses	706
Operating income	3,309
Interest income	678
Interest expense	(437)
Dividend and investment income	-
Impairment loss	-
Income from unconsolidated investees, net	(100)
Income before income taxes	3,450
Income tax provision	(186)
Net income	3,636
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 3,636

Note: Nightingale Acquisition Limited is the process of being liquidated.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	1,478
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	43,117
Total current assets	44,595
Non-current restricted cash	-
Property and equipment, net	1,535
Non-current deferred tax assets	1,230
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 47,360
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 423,421
Section 31 fees payable to SEC	-
Accrued personnel costs	3,103
Deferred revenue	-
Other current liabilities	96,268
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	522,792
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	5,380
Total Liabilities	528,172
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	(539,133)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	242,452
Accumulated deficit	(184,131)
Total stockholders' deficit	(480,812)
Noncontrolling interests	-
Total deficit	(480,812)
Total liabilities and deficit	$ 47,360

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 50
Listing Services	-
Information Services	
Technology Solutions	-
Other	15,634
Total revenues	15,684
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	15,684
Operating Expenses	
Compensation and benefits	6,370
Marketing and advertising	239
Depreciation and amortization	1,417
Professional and contract services	2,672
Computer operations and data communications	305
Occupancy	10,770
Regulatory	-
Merger expenses	229
Restructuring and other charges	
General, administrative and other	2,210
Total operating expenses	24,212
Operating loss	(8,528)
Interest income	226
Interest expense	(15,161)
Dividend and investment income	5
Impairment loss	(12,400)
Income from unconsolidated investees, net	-
Loss before income taxes	(35,858)
Income tax benefit	(5,876)
Net loss	(29,982)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (29,982)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Capital Insurance AG
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	89,660
Restricted cash		-
Financial Investments, at fair value		16,896
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		1
Total current assets		106,557
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	106,557
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	1,624
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		143
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		1,767
Debt obligations		-
Non-current deferred tax liabilities		17,022
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		18,789
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		151,611
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(16,465)
Retained earnings		(47,379)
Total stockholders' equity		87,767
Noncontrolling interests		-
Total equity		87,767
Total liabilities and equity	$	106,556

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Capital Insurance AG
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	2,716
Total revenues	2,716
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,716
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	304
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,870
Total operating expenses	2,174
Operating income	542
Interest income	1,925
Interest expense	(182)
Dividend and investment income	306
Income from unconsolidated investees, net	-
Income before income taxes	2,591
Income tax provision	463
Net income	2,128
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 2,128

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	972
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		372
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		1,340
Total current assets		2,684
Non-current restricted cash		-
Property and equipment, net		1
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		10
Total assets	$	2,695
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	84
Section 31 fees payable to SEC		-
Accrued personnel costs		511
Deferred revenue		-
Other current liabilities		67
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		662
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		662
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		1,470
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		61
Retained earnings		502
Total stockholders' equity		2,033
Noncontrolling interests		-
Total equity		2,033
Total liabilities and equity	$	2,695

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	5,916
Total revenues	5,916
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	5,916
Operating Expenses	
Compensation and benefits	3,756
Marketing and advertising	103
Depreciation and amortization	2
Professional and contract services	296
Computer operations and data communications	43
Occupancy	697
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	705
Total operating expenses	5,602
Operating income	314
Interest income	-
Interest expense	(2)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	312
Income tax provision	(23)
Net income	335
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 335

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands BV
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	34
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		34
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		(5,857)
Total assets	$	(5,823)
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	313
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		313
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		313
Commitments and contingencies		
Deficit		
Common stock		-
Preferred stock		-
Additional paid-in capital		(4,620)
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(1,309)
Accumulated deficit		(207)
Total stockholders' deficit		(6,136)
Noncontrolling interests		-
Total deficit		(6,136)
Total liabilities and deficit	$	(5,823)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	14
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	11
Computer operations and data communications	-
Occupancy	9
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	3
Total operating expenses	37
Operating loss	(37)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(37)
Income tax benefit	-
Net loss	(37)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (37)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 23
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	3,157
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	3,180
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	149,068
Total assets	$ 152,248
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 20
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	36,209
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	36,229
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	19,641
Total Liabilities	55,870
Commitments and contingencies	
Equity	
Common stock	24
Preferred stock	-
Additional paid-in capital	(4,795)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	76,553
Retained earnings	24,596
Total stockholders' equity	96,378
Noncontrolling interests	-
Total equity	96,378
Total liabilities and equity	$ 152,248

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	14
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	52
Computer operations and data communications	-
Occupancy	9
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	269
Total operating expenses	344
Operating loss	(344)
Interest income	245
Interest expense	(574)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	(673)
Income tax provision	-
Net income	(673)
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ (673)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4,261
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	96
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	5,668
Total current assets	10,025
Non-current restricted cash	-
Property and equipment, net	2,181
Non-current deferred tax assets	636
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 12,842
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 484
Section 31 fees payable to SEC	-
Accrued personnel costs	2,881
Deferred revenue	-
Other current liabilities	699
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	4,064
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	4,064
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	1,694
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	473
Retained earnings	6,611
Total stockholders' equity	8,778
Noncontrolling interests	-
Total equity	8,778
Total liabilities and equity	$ 12,842

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	18,816
Total revenues	18,816
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	18,816
Operating Expenses	
Compensation and benefits	11,893
Marketing and advertising	31
Depreciation and amortization	861
Professional and contract services	612
Computer operations and data communications	560
Occupancy	2,313
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,212
Total operating expenses	17,482
Operating income	1,334
Interest income	146
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	1,480
Income tax provision	(70)
Net income	1,550
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1,550

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	62,108
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		33,396
Deferred tax assets		(150)
Market value, outstanding derivative positions		-
Other current assets		71,909
Total current assets		167,263
Non-current restricted cash		-
Property and equipment, net		45,740
Non-current deferred tax assets		14,066
Goodwill		-
Intangible assets, net		-
Other assets		52,474
Total assets	$	279,543
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	8,008
Section 31 fees payable to SEC		-
Accrued personnel costs		14,836
Deferred revenue		47,050
Other current liabilities		707
Deferred tax liabilities		7,573
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		78,174
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		80,324
Other liabilities		(30,019)
Total Liabilities		128,479
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		36,915
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		36,239
Retained earnings		77,910
Total stockholders' equity		151,064
Noncontrolling interests		-
Total equity		151,064
Total liabilities and equity	$	279,543

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	179,855
Other	5,454
Total revenues	185,309
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	185,309
Operating Expenses	
Compensation and benefits	56,595
Marketing and advertising	930
Depreciation and amortization	14,086
Professional and contract services	54,726
Computer operations and data communications	11,947
Occupancy	6,970
Regulatory	-
Merger expenses	12
Restructuring and other charges	
General, administrative and other	8,620
Total operating expenses	153,886
Operating income	31,423
Interest income	499
Interest expense	(27)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	323
Income before income taxes	32,218
Income tax provision	(42)
Net income	32,260
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 32,260

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OM Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 526
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	826
Total current assets	1,352
Non-current restricted cash	-
Property and equipment, net	100
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	5
Total assets	$ 1,457
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	206
Deferred revenue	-
Other current liabilities	(24)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	182
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	182
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	703

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	15
Retained earnings	557
Total stockholders' equity	1,275
Noncontrolling interests	-
Total equity	1,275
Total liabilities and equity	$ 1,457

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OM Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	2,335
Total revenues	2,335
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,335
Operating Expenses	
Compensation and benefits	1,786
Marketing and advertising	-
Depreciation and amortization	43
Professional and contract services	10
Computer operations and data communications	122
Occupancy	184
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	81
Total operating expenses	2,226
Operating income	109
Interest income	5
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	114
Income tax provision	55
Net income	59
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 59

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 538
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	246
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	16,296
Total current assets	17,080
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	(2,168)
Goodwill	-
Intangible assets, net	522
Other assets	219
Total assets	$ 15,653
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 196
Section 31 fees payable to SEC	-
Accrued personnel costs	79
Deferred revenue	-
Other current liabilities	72
Deferred tax liabilities	1,344
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	1,691
Debt obligations	-
Non-current deferred tax liabilities	228
Non-current deferred revenue	-
Other liabilities	1,274
Total Liabilities	3,193
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	5,622
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(1,394)
Retained earnings	8,232
Total stockholders' equity	12,460
Noncontrolling interests	-
Total equity	12,460
Total liabilities and equity	$ 15,653

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 69
Listing Services	-
Information Services	
Technology Solutions	-
Other	1,045
Total revenues	1,114
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,114
Operating Expenses	
Compensation and benefits	722
Marketing and advertising	-
Depreciation and amortization	127
Professional and contract services	257
Computer operations and data communications	13
Occupancy	184
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	56
Total operating expenses	1,359
Operating loss	(245)
Interest income	335
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	90
Income tax benefit	59
Net income	31
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 31

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 163
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	20
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	738
Total current assets	921
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 921
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 48
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	502
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	550
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	550
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	1,257
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(591)
Accumulated deficit	(295)
Total stockholders' equity	371
Noncontrolling interests	-
Total equity	371
Total liabilities and equity	$ 921

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (Ireland) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	20
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	3
Total operating expenses	23
Operating loss	(23)
Interest income	4
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(19)
Income tax provision	5
Net loss	(24)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (24)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 395
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	111
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	801
Total current assets	1,307
Non-current restricted cash	-
Property and equipment, net	20
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 1,327
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 36
Section 31 fees payable to SEC	-
Accrued personnel costs	427
Deferred revenue	-
Other current liabilities	66
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	529
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	529
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	
Additional paid-in capital	150
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(93)
Retained earnings	741
Total stockholders' equity	798
Noncontrolling interests	-
Total equity	798
Total liabilities and equity	$ 1,327

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	1,015
Other	-
Total revenues	1,015
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,015
Operating Expenses	
Compensation and benefits	673
Marketing and advertising	49
Depreciation and amortization	12
Professional and contract services	42
Computer operations and data communications	12
Occupancy	57
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	119
Total operating expenses	964
Operating income	51
Interest income	3
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	54
Income tax provision	18
Net income	36
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 36

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Japan Limited
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 973
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	120
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	155
Total current assets	1,248
Non-current restricted cash	-
Property and equipment, net	3
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 1,251
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	286
Deferred revenue	-
Other current liabilities	(9)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	277
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	277
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	841
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(7)
Retained earnings	140
Total stockholders' equity	974
Noncontrolling interests	-
Total equity	974
Total liabilities and equity	$ 1,251

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Japan Limited
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	2,465
Total revenues	2,465
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,465
Operating Expenses	
Compensation and benefits	1,595
Marketing and advertising	32
Depreciation and amortization	109
Professional and contract services	46
Computer operations and data communications	24
Occupancy	288
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	134
Total operating expenses	2,228
Operating income	237
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	237
Income tax provision	151
Net income	86
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 86

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 85
Restricted cash	-
Financial Investments, at fair value	2
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	4,518
Total current assets	4,605
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 4,605
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 84
Section 31 fees payable to SEC	-
Accrued personnel costs	7
Deferred revenue	-
Other current liabilities	(1)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	90
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	90
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	(26,407)
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	12,853
Retained earnings	18,069
Total stockholders' equity	4,515
Noncontrolling interests	-
Total equity	4,515
Total liabilities and equity	$ 4,605

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating income	-
Interest income	1
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Gain (loss) on sale of business	-
Income before income taxes	1
Income tax provision	-
Net income	1
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (UK) Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		-
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	-
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	2
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		679
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		681
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		681
Commitments and contingencies		
Deficit		
Common stock		-
Preferred stock		-
Additional paid-in capital		6,486
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(24,077)
Retained earnings		16,910
Total stockholders' deficit		(681)
Noncontrolling interests		-
Total deficit		(681)
Total liabilities and deficit	$	-

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (UK) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	-
Operating loss	-
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	-
Income tax provision	-
Net loss	-
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 219,286
Restricted cash	-
Financial Investments, at fair value	61,370
Receivables, net	6,051
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	114,114
Total current assets	400,821
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	(13)
Goodwill	-
Intangible assets, net	-
Other assets	876,820
Total assets	$ 1,277,628
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,945
Section 31 fees payable to SEC	-
Accrued personnel costs	310
Deferred revenue	-
Other current liabilities	213,220
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	216,475
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	216,475
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	978,354
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	16,634
Accumulated deficit	66,165
Total stockholders' equity	1,061,153
Noncontrolling interests	-
Total equity	1,061,153
Total liabilities and equity	$ 1,277,628

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	-
Other	286
Total revenues	286
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	286
Operating Expenses	
Compensation and benefits	1,120
Marketing and advertising	1
Depreciation and amortization	-
Professional and contract services	89
Computer operations and data communications	266
Occupancy	63
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	(1,965)
Total operating expenses	(426)
Operating income	712
Interest income	15,552
Interest expense	(12,045)
Dividend and investment income	537
Income from unconsolidated investees, net	-
Loss on sale of entity	(66)
Income before income taxes	4,690
Income tax provision	1,252
Net Income	3,438
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 3,438

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	(8)
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		674,123
Total current assets		674,115
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		4,899
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	679,014
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	23,945
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		24,159
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		48,104
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		48,104
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		700,090
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(93,446)
Accumulated deficit		24,266
Total stockholders' equity		630,910
Noncontrolling interests		-
Total equity		630,910
Total liabilities and equity	$	679,014

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	4
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	1,434
Total operating expenses	1,438
Operating income	(1,438)
Interest income	21,693
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	20,255
Income tax provision	736
Net income	19,519
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 19,519

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	(514)
Restricted cash		-
Financial Investments, at fair value		130
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		(384)
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		700,073
Total assets	$	699,689
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	3
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		-
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		3
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		3
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		699,634
Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		18
Retainted earnings		34
Total stockholders' equity		699,686
Noncontrolling interests		-
Total equity		699,686
Total liabilities and equity	$	699,689

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	3
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	3
Operating loss	(3)
Interest income	-
Interest expense	(10)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	(13)
Income tax benefit	(3)
Net loss	(10)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (10)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Quietus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	18
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	18
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 18
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	3
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	3
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	3
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	14
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	4
Accumulated deficit	(3)
Total stockholders' equity	15
Noncontrolling interests	-
Total equity	15
Total liabilities and equity	$ 18

Note: Quietus AB K & W nr 505 AB was merged out of existence in 2010.

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Quietus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2012	
Revenues		
Market Services	$	-
Listing Services		-
Information Services		
Technology Solutions		-
Other		-
Total revenues		-
Cost of revenues		
Transaction rebates		-
Brokerage, clearance and exchange fees		-
Total cost of revenues		-
Revenues less transaction rebates, brokerage, clearance and exchange fees		-
Operating Expenses		
Compensation and benefits		-
Marketing and advertising		-
Depreciation and amortization		-
Professional and contract services		-
Computer operations and data communications		-
Occupancy		-
Regulatory		-
Merger expenses		-
Restructuring and other charges		
General, administrative and other		-
Total operating expenses		-
Operating loss		-
Interest income		-
Interest expense		-
Dividend and investment income		-
Income from unconsolidated investees, net		-
Loss before income taxes		-
Income tax provision		-
Net loss		-
Net (income) expense attributable to noncontrolling interests		-
Net loss attributable to Company	$	-

Note: Quietus AB K & W nr 505 AB was merged out of existence in 2010.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ -
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	4,098
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	4,098
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 4,098
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,850
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	10
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	2,860
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	2,860
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	-
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(24)
Retained earnings	1,262
Total stockholders' equity	1,238
Noncontrolling interests	-
Total equity	1,238
Total liabilities and equity	$ 4,098

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	631
Other	-
Total revenues	631
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	631
Operating Expenses	
Compensation and benefits	15
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	123
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	27
Total operating expenses	165
Operating income	466
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	466
Income tax provision	-
Net income	466
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 466

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 1,251
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	2,609
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	(14)
Total current assets	3,846
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	238
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 4,084
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ -
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	379
Other current liabilities	2,396
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	2,775
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	2,775
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	314
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	119
Retained earnings	876
Total stockholders' equity	1,309
Noncontrolling interests	-
Total equity	1,309
Total liabilities and equity	$ 4,084

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	6,514
Other	230
Total revenues	6,744
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	6,744
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	3
Professional and contract services	4,144
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	2,223
Total operating expenses	6,370
Operating income	374
Interest income	-
Interest expense	(105)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	269
Income tax provision	46
Net income	223
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 223

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4,946
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	5,413
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	3,506
Total current assets	13,865
Non-current restricted cash	-
Property and equipment, net	2,125
Non-current deferred tax assets	26
Goodwill	-
Intangible assets, net	-
Other assets	(313)
Total assets	$ 15,703
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 1,044
Section 31 fees payable to SEC	-
Accrued personnel costs	435
Deferred revenue	1,320
Other current liabilities	2,883
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	5,682
Debt obligations	-
Non-current deferred tax liabilities	203
Non-current deferred revenue	-
Other liabilities	505
Total Liabilities	6,390
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	2,487
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	381
Retained earnings	6,445
Total stockholders' equity	9,313
Noncontrolling interests	-
Total equity	9,313
Total liabilities and equity	$ 15,703

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	22,955
Other	68
Total revenues	23,023
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	23,023
Operating Expenses	
Compensation and benefits	8,000
Marketing and advertising	3
Depreciation and amortization	550
Professional and contract services	170
Computer operations and data communications	4,538
Occupancy	806
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	2,312
Total operating expenses	16,379
Operating income	6,644
Interest income	183
Interest expense	(1)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	6,826
Income tax provision	2,045
Net income	4,781
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 4,781

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 74
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	126
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	755
Total current assets	955
Non-current restricted cash	-
Property and equipment, net	73
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 1,028
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 1,082
Section 31 fees payable to SEC	-
Accrued personnel costs	21
Deferred revenue	-
Other current liabilities	(82)
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	1,021
Debt obligations	-
Non-current deferred tax liabilities	56
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	1,077
Commitments and contingencies	
Deficit	
Common stock	-
Preferred stock	-
Additional paid-in capital	300

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	-
Accumulated deficit	(349)
Total stockholders' deficit	(49)
Noncontrolling interests	-
Total deficit	(49)
Total liabilities and deficit	$ 1,028

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	2,477
Other	-
Total revenues	2,477
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,477
Operating Expenses	
Compensation and benefits	1,040
Marketing and advertising	-
Depreciation and amortization	192
Professional and contract services	83
Computer operations and data communications	2
Occupancy	184
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	301
Total operating expenses	1,802
Operating loss	675
Interest income	2
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Loss before income taxes	677
Income tax provision	23
Net loss	654
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ 654

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holding Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		1
Deferred tax assets		3
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		4
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		9,814
Total assets	$	9,818
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	6,857
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		(422)
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		6,435
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		6,435
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		4,356

Common stock in treasury, at cost		-
Accumulated other comprehensive income/(loss)		(797)
Accumulated deficit		(176)
Total stockholders' equity		3,383
Noncontrolling interests		-
Total equity		3,383
Total liabilities and equity	$	9,818

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	8
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1
Total operating expenses	9
Operating loss	(9)
Interest income	-
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	(9)
Income tax provision	(3)
Net loss	(6)
Net (income) expense attributable to noncontrolling interests	-
Net loss attributable to Company	$ (6)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 4,464
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	9,885
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	1,981
Total current assets	16,330
Non-current restricted cash	-
Property and equipment, net	5,404
Non-current deferred tax assets	1,309
Goodwill	-
Intangible assets, net	-
Other assets	613
Total assets	$ 23,656
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 3,174
Section 31 fees payable to SEC	-
Accrued personnel costs	749
Deferred revenue	2,592
Other current liabilities	4,387
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	10,902
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	365
Total Liabilities	11,267
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	7,327

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	854
Retained earnings	4,209
Total stockholders' equity	12,390
Noncontrolling interests	-
Total equity	12,390
Total liabilities and equity	$ 23,657

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	-
Technology Solutions	14,569
Other	256
Total revenues	14,825
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	14,825
Operating Expenses	
Compensation and benefits	8,002
Marketing and advertising	28
Depreciation and amortization	568
Professional and contract services	351
Computer operations and data communications	1,451
Occupancy	1,067
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	2,908
Total operating expenses	14,375
Operating income	450
Interest income	148
Interest expense	(25)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	573
Income tax provision	136
Net income	437
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 437

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Stockholms Fondbors AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 7,067
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	-
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	-
Total current assets	7,067
Non-current restricted cash	-
Property and equipment, net	-
Non-current deferred tax assets	-
Goodwill	-
Intangible assets, net	-
Other assets	8
Total assets	$ 7,075
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 83
Section 31 fees payable to SEC	-
Accrued personnel costs	-
Deferred revenue	-
Other current liabilities	-
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	83
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	83
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	12,974
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(2,906)
Retained deficit	(3,076)
Total stockholders' equity	6,992
Noncontrolling interests	-
Total equity	6,992
Total liabilities and equity	$ 7,075

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Stockholms Fondbors AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	4
Computer operations and data communications	-
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	
General, administrative and other	-
Total operating expenses	4
Operating loss	(4)
Interest income	86
Interest expense	-
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	82
Income tax provision	20
Net income	62
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 62

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf.
(in thousands, unaudited)

	Year Ended December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 3,334
Restricted cash	-
Financial Investments, at fair value	-
Receivables, net	369
Deferred tax assets	-
Market value, outstanding derivative positions	-
Other current assets	2,700
Total current assets	6,403
Non-current restricted cash	-
Property and equipment, net	7
Non-current deferred tax assets	19
Goodwill	-
Intangible assets, net	-
Other assets	-
Total assets	$ 6,429
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 1,717
Section 31 fees payable to SEC	-
Accrued personnel costs	93
Deferred revenue	-
Other current liabilities	486
Deferred tax liabilities	-
Market value, outstanding derivative positions	-
Current portion of debt obligations	-
Total current liabilities	2,296
Debt obligations	-
Non-current deferred tax liabilities	-
Non-current deferred revenue	-
Other liabilities	-
Total Liabilities	2,296
Commitments and contingencies	
Equity	
Common stock	-
Preferred stock	-
Additional paid-in capital	4,631
Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(2,603)
Retained earnings	2,106
Total stockholders' equity	4,134
Noncontrolling interests	-
Total equity	4,134
Total liabilities and equity	$ 6,430

The NASDAQ OMX Group, Inc.

Unconsolidated Statement of Income - Verdbrefaskraning Islands hf.

(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ 4,548
Listing Services	-
Information Services	
Technology Solutions	-
Other	17
Total revenues	4,565
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,565
Operating Expenses	
Compensation and benefits	773
Marketing and advertising	3
Depreciation and amortization	6
Professional and contract services	167
Computer operations and data communications	305
Occupancy	102
Regulatory	30
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	1,015
Total operating expenses	2,401
Operating income	2,164
Interest income	213
Interest expense	(3)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	2,374
Income tax provision	482
Net income	1,892
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 1,892

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato AB
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	4,189
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		2
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		14
Total current assets		4,205
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		1,173
Goodwill		4,329
Intangible assets, net		-
Other assets		425
Total assets	$	10,132
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	12
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		12
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		24
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		24
Commitments and contingencies		
Equity		
Common stock		-
Preferred stock		-
Additional paid-in capital		4,401

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	247
Retained earnings	5,460
Total stockholders' equity	10,108
Noncontrolling interests	-
Total equity	10,108
Total liabilities and equity	$ 10,132

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato AB
(in thousands, unaudited)

	Year Ended December 31, 2012
Revenues	
Market Services	$ -
Listing Services	-
Information Services	
Technology Solutions	-
Other	-
Total revenues	-
Cost of revenues	
Transaction rebates	-
Brokerage, clearance and exchange fees	-
Total cost of revenues	-
Revenues less transaction rebates, brokerage, clearance and exchange fees	-
Operating Expenses	
Compensation and benefits	-
Marketing and advertising	-
Depreciation and amortization	-
Professional and contract services	-
Computer operations and data communications	1
Occupancy	-
Regulatory	-
Merger expenses	-
Restructuring and other charges	-
General, administrative and other	6
Total operating expenses	7
Operating income	(7)
Interest income	52
Interest expense	(1)
Dividend and investment income	-
Income from unconsolidated investees, net	-
Income before income taxes	44
Income tax provision	12
Net income	32
Net (income) expense attributable to noncontrolling interests	-
Net income attributable to Company	$ 32

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato ApS
(in thousands, unaudited)

		Year Ended December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$	-
Restricted cash		-
Financial Investments, at fair value		-
Receivables, net		-
Deferred tax assets		-
Market value, outstanding derivative positions		-
Other current assets		-
Total current assets		-
Non-current restricted cash		-
Property and equipment, net		-
Non-current deferred tax assets		-
Goodwill		-
Intangible assets, net		-
Other assets		-
Total assets	$	-
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued expenses	$	-
Section 31 fees payable to SEC		-
Accrued personnel costs		-
Deferred revenue		-
Other current liabilities		1
Deferred tax liabilities		-
Market value, outstanding derivative positions		-
Current portion of debt obligations		-
Total current liabilities		1
Debt obligations		-
Non-current deferred tax liabilities		-
Non-current deferred revenue		-
Other liabilities		-
Total Liabilities		1
Commitments and contingencies		
Deficit		
Common stock		-
Preferred stock		-
Additional paid-in capital		295

Common stock in treasury, at cost	-
Accumulated other comprehensive income/(loss)	(11)
Accumulated deficit	(285)
Total stockholders' deficit	(1)
Noncontrolling interests	-
Total deficit	(1)
Total liabilities and deficit	$ -

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato ApS
(in thousands, unaudited)

		Year Ended December 31, 2012
Revenues		
Market Services	$	-
Listing Services		-
Information Services		-
Technology Solutions		-
Other		75
Total revenues		75
Cost of revenues		
Transaction rebates		-
Brokerage, clearance and exchange fees		-
Total cost of revenues		-
Revenues less transaction rebates, brokerage, clearance and exchange fees		75
Operating Expenses		
Compensation and benefits		-
Marketing and advertising		-
Depreciation and amortization		-
Professional and contract services		33
Computer operations and data communications		-
Occupancy		38
Regulatory		-
Merger expenses		-
Restructuring and other charges		-
General, administrative and other		-
Total operating expenses		71
Operating loss		4
Interest income		1
Interest expense		(4)
Dividend and investment income		-
Income from unconsolidated investees, net		-
Loss before income taxes		1
Income tax benefit		75
Net loss		(74)
Net (income) expense attributable to noncontrolling interests		-
Net loss attributable to Company	$	(74)

THE NASDAQ STOCK MARKET LLC

FORM 1 - Amendment of June 28, 2013

EXHIBIT I

Consolidated Financial Statements

The NASDAQ Stock Market LLC and Subsidiaries
Year Ended December 31, 2012
With Report of Independent Auditors

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2012

Contents



Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Member
The NASDAQ Stock Market, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of The NASDAQ Stock Market, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The NASDAQ Stock Market, LLC and subsidiaries at December 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 25, 2013

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2012
(In Thousands)

Assets	
Current assets:	
Cash and cash equivalents	$ 17,724
Receivables, net of reserve for uncollectible accounts	130,071
Receivables from affiliates companies, net	156,845
Deferred tax assets	14,319
Other current assets	16,659
Total current assets	335,618
Long- term assets:	
Property and equipment, net of accumulated depreciation of $126,537	62,301
Non-current deferred tax assets	28,123
Goodwill	929,133
Intangible assets, net of accumulated amortization of $111,386	79,964
Other assets	5,856
Total long-term assets	1,105,377
Total assets	$ 1,440,995
Liabilities and member's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 42,698
Section 31 fees payable to SEC	71,249
Accrued personnel costs	32,122
Deferred revenue	48,742
Other accrued liabilities	21,115
Total current liabilities	215,926
Long-term liabilities:	
Non-current deferred tax liabilities	84,700
Non-current deferred revenue	66,929
Other long- term liabilities	7,737
Total long-term liabilities	159,366
Total liabilities	375,292
Member's equity	
Total member's equity	1,065,703
Total liabilities and member's equity	$ 1,440,995

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2012
(In Thousands)

Revenues:	
Market services	$ 1,528,687
Listing services	181,907
Other	15,719
Total revenues	1,726,313
Cost of revenues:	
Transaction rebates	(832,357)
Brokerage, clearance, and exchange fees	(285,125)
Total cost of revenues	(1,117,482)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	608,831
Operating Expenses:	
Compensation and benefits	122,140
Marketing and advertising	11,185
Depreciation and amortization	31,524
Professional and contract services	12,450
Computer operations and data communications	27,929
Occupancy	24,761
Regulatory	13,359
General, administrative and other	69,478
Total expenses	312,826
Net income before income tax expense	296,005
Provision for income taxes	128,673
Net income	$ 167,332

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2012
(In Thousands)

Net income	$	167,332
Other comprehensive income (loss):		–
Comprehensive income	$	167,332

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2012
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2012	$ 897,903	$ (31)	$ –	$ 897,872
Net income	–	–	167,332	167,332
Conversion of debt to equity	499	–	–	499
Balance at December 31, 2012	$ 898,402	$ (31)	$ 167,332	$ 1,065,703

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2012
(In Thousands)

Cash flows from operating activities	
Net income	$ 167,332
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	31,524
Share-based compensation	12,476
Provision for bad debts	3,095
Deferred taxes, net	8,950
Other non-cash items included in net income	5,191
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	8,375
Receivables from affiliated companies, net	(174,651)
Other assets	(4,033)
Accounts payable and accrued expenses	4,367
Section 31 fees payable to SEC	(15,367)
Accrued personnel costs	(11,244)
Deferred revenue	(11,526)
Other accrued liabilities	6,793
Net cash provided by operating activities	31,282
Cash flows from investing activities	
Purchases of property and equipment and other	(32,229)
Net cash used in investing activities	(32,229)
Net change in cash and cash equivalents	(947)
Cash and cash equivalents at beginning of period	18,671
Cash and cash equivalents at end of period	$ 17,724
Supplemental disclosure of cash flow information	
Cash paid for:	
Interest	$ 9
Income taxes, net of refund[1]	$ –

[1] No income tax payments were made by the Company in 2012; these items were settled through intercompany accounts. Income tax payments settled through the intercompany accounts in 2012 were $118.4 million.

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012

1. Organization and Nature of Operations

The NASDAQ Stock Market LLC, (the "Company," the "Exchange," or "The NASDAQ Stock Market") is a registered national securities exchange in the United States ("U.S.") owned and operated by The NASDAQ OMX Group, Inc., ("NASDAQ OMX" or the "Parent"). The NASDAQ Stock Market is the largest single cash equities securities market in the U.S. in terms of listed companies and in the world in terms of share value traded. As of December 31, 2012, The NASDAQ Stock Market was home to 2,577 listed companies with a combined market capitalization of approximately $5.2 trillion.

As of December 31, 2012, The NASDAQ Stock Market is the parent of its wholly-owned subsidiaries: The NASDAQ Options Market, LLC ("NASDAQ Options Market") and Norway Acquisition LLC ("Norway"). Norway, a holding company, is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES"), Nasdaq Options Services, LLC ("Nasdaq Options Services" or "NOS"), INET Technology Services, LLC ("INET Technology Services"), and INET Futures Exchange, LLC ("INET Futures Exchange").

NES and NOS are registered broker-dealers with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include The NASDAQ Stock Market, NASDAQ OMX BX, Inc. ("BX") and NASDAQ OMX PHLX, LLC ("PHLX"). NASDAQ Options Services performs a comparable function to Nasdaq Execution Services with respect to routing of orders from The NASDAQ Options Market, PHLX and BX. INET Technology Services and INET Futures Exchange are currently inactive entities. NES and NOS are distinguished from most broker-dealers in that they are a facility of The NASDAQ Stock Market, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs"), on The NASDAQ Stock Market and The NASDAQ Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees.

1. Organization and Nature of Operations (continued)

The NASDAQ Stock Market operates as the exclusive Securities Information Processor of the Unlisted Trading Privileges Plan ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The NASDAQ Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The NASDAQ Stock Market collects and disseminates quotation and last sale information for all transactions in NASDAQ-listed securities whether traded on The NASDAQ Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The NASDAQ Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The NASDAQ Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The NASDAQ Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The NASDAQ Stock Market currently has three listing tiers: The NASDAQ Global Select Market, The NASDAQ Global Market and The NASDAQ Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are three types of fees

1. Organization and Nature of Operations (continued)

applicable to companies that list on The NASDAQ Stock Market: an annual renewal fee, a listing of additional shares fees and an initial listing fee. Annual renewal fees for securities listed on The NASDAQ Stock Market are based on total shares outstanding. The fee for listing of additional shares is also based on the total shares outstanding, which we review quarterly, and the initial listing fee for securities listed on The NASDAQ Stock Market includes a listing application fee and a total shares outstanding fee.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The NASDAQ Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

Recently Adopted Accounting Pronouncements

In June 2011, the FASB issued amended guidance relating to ASC 220, *Comprehensive Income*, which requires entities to report components of comprehensive income in either a single continuous statement of comprehensive income containing two sections, net income and other comprehensive income, or in two separate but consecutive statements. The Exchange adopted this guidance as of January 1, 2012. Consequently, the Exchange presents two separate but consecutive statements presenting the components of comprehensive income. Since this guidance only required a change in the format of the presentation of comprehensive income, it did not affect the Exchange's financial position or results of operations.

In September 2011, the FASB issued amended guidance relating to ASC 350, *Intangibles – Goodwill and Other* ("ASC 350"), which affects all entities that have goodwill reported in the financial statements. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the

2. Summary of Significant Accounting Policies (continued)

carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then performing the two-step impairment test is unnecessary. This accounting guidance was effective for the Company on January 1, 2012 with early adoption permitted. The Company adopted this guidance during 2012 and used the qualitative assessment option for our annual goodwill impairment test performed for fiscal 2012. Since this guidance only changed the manner in which we assess goodwill for impairment, it did not affect our financial position or results of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short maturities of these investments. At December 31, 2012, the Exchange held no cash equivalents.

Receivables, Net of Reserve for Uncollectible Accounts

Our receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In

2. Summary of Significant Accounting Policies (continued)

circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. Total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was $1.3 million at December 31, 2012.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less allowances for accumulated depreciation and amortization. Depreciation and amortization are generally recognized over the estimated useful lives of the related assets. Depreciation of furniture and fixtures is provided using the straight-line method over ten years. Depreciation of acquired software and equipment is provided using the straight-line method over five years. Depreciation of internally developed software is provided using the straight-line method over 2-5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. See Note 4, "*Property and Equipment, net*," for further discussion.

We also assess potential impairments to our property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the reporting units based on the assignment of the fair values of each reporting unit of the acquired company. We are required to test goodwill for impairment at the reporting unit level annually, or in

2. Summary of Significant Accounting Policies (continued)

interim periods if certain events occur indicating that the carrying value may be impaired. We test for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1st. In conducting the 2012 annual impairment test for goodwill, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

In conducting the initial qualitative assessment, we analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, among other factors. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets, Net of Accumulated Amortization

Intangible assets, net of accumulated amortization, primarily include customer relationships, trade names and technology. Intangible assets with finite lives are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10-30 years
- Technology: 3-5 years
- Other: 2-10 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

The estimated useful life of developed and new technology is based on the likely duration of benefits to be derived from the technology. We consider such factors as the migration cycle for re-platforming existing technologies and the development of future generations of technology. We also give consideration to the pace of the technological changes in the industries in which we sell our products.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Revenue Recognition and Cost of Revenues

Market Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on The NASDAQ Stock Market as well as on orders that are routed to other market venues for execution.

2. Summary of Significant Accounting Policies (continued)

We record execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. Nasdaq Execution Services, LLC, an SEC registered broker-dealer, operates as the Company's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. Cash equity trading revenues are recorded within market services on the Consolidated Statement of Income.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading below.

We credit a portion of the per share execution charge to the market participant that provides the liquidity and record these credits as transaction rebates in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses in the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $757.1 million for the year ended December 31, 2012.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on The NASDAQ Stock Market platform and we recognize these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in cash and cash equivalents in the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

2. Summary of Significant Accounting Policies (continued)

Derivative Trading: U.S. derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on The NASDAQ Options Market are equity options and index options. For The NASDAQ Options Market, we record derivative trading revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues, as we have certain risk associated with trade execution. NASDAQ Options Services operates as the routing broker for The NASDAQ Options Market, NASDAQ OMX PHLX, and NASDAQ OMX BX. Derivative trading revenues are included within market services on the Consolidated Statement of Income.

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. The Company also provides a transaction charge credit to member organizations who send firm business in excess of monthly volume caps. NASDAQ Options Services, LLC, an SEC registered broker-dealer, operates as the Company's routing broker-dealer for sending exchange-listed option orders from the Company to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates relating to derivative trading were $75.2 million for the year ended December 31, 2012.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). We pass these costs along to our customers through our derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on The NASDAQ Options Market platform and we recognize this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred.

As discussed above, our Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform.

2. Summary of Significant Accounting Policies (continued)

Access Services

We generate revenues by providing market participants with several alternatives for accessing our markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, Access Services revenues vary depending on the type of connection provided to customers. We also earn revenues from annual and monthly exchange membership and registration fees. Revenues for providing access to our markets and revenues for monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Access Services revenues are included on the Consolidated Statement of Income within market services.

Net Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The NASDAQ Stock Market, their share of tape fees based on a formula, required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within market services on the Consolidated Statement of Income. See Market Data Revenue Sharing section below for further discussion of net presentation.

Market Data Products

We collect and process information and earn revenues as a distributor of our own market data as well as select third-party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. We earn revenues primarily based on the number of data subscribers and distributors of our data. U.S. Market Data revenues are recognized on a monthly basis. These revenues, which are

2. Summary of Significant Accounting Policies (continued)

subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants and are recorded within market services on the Consolidated Statement of Income.

Market Data Revenue Sharing

The most significant component of Market Data revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of gross vs. net reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- *Primary Obligor:* We are the Securities Information Processor for the UTP Plan, in addition to being a participant in the UTP Plan. In our unique role as Securities Information Processor, we facilitate the collection and dissemination of revenues on behalf of the UTP Plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

- *Risk of Loss/Credit Risk:* Risk of loss on the revenue is shared equally among plan participants according to the UTP Plan.

- *Price Latitude:* The operating committee of the UTP Plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a UTP Plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the UTP Plan, subject to SEC approval.

Listing Services

Listing Services revenues include annual renewal fees, listing of additional shares fees and initial listing fees. Annual renewal fees do not require any judgments or assumptions by management as these amounts are recognized ratably over the following 12-month period. Listing of additional shares fees and initial listing fees are recognized on a straight-line basis over estimated service periods, which are four and six years, respectively, based on our historical listing experience and projected future listing duration.

2. Summary of Significant Accounting Policies (continued)

Other Revenues

Other revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. See Note 8, "*Related Party Transactions*", for further discussion.

Share–Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, "*Share–Based Compensation,*" for further discussion.

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to revenue generated in our Listing Services business. See Note 5, "*Deferred Revenue,*" for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs included as marketing and advertising expense on the Consolidated Statement of Income totaled $10.5 million in 2012.

Software Costs

Significant purchased application software and operational software that are an integral part of computer hardware are capitalized and amortized on a straight-line basis over their estimated useful lives, generally two to five years. All other purchased software is charged to expense as incurred.

2. Summary of Significant Accounting Policies (continued)

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within property and equipment, net on the Consolidated Balance Sheet. Amortization of costs capitalized is included in depreciation and amortization expense in the Consolidated Statement of Income.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements.

Interest and/or penalties related to income tax matters are recognized in provision for income taxes on the Consolidated Statement of Income. See Note 6, "*Income Taxes*," for further information.

3. Goodwill and Intangible Assets

Goodwill

In 2006, NASDAQ OMX completed an internal reorganization that resulted in the transfer of certain assets and liabilities relating to Nasdaq's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange and its subsidiaries. These assets and liabilities of NASDAQ OMX were transferred as of December 28, 2006 based on the revised operating structure of these entities and resulted in an allocation of goodwill based on the relative fair value of the Company.

At December 31, 2012, goodwill relating to the above reorganization and acquisition was $929.1 million. In addition, during the year ended December 31, 2012, there were no changes in goodwill. As of December 31, 2012, $74.7 million of the Company's Goodwill is deductible for tax purposes.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2012. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets

The following table presents details of our total purchased intangible assets:

	December 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In thousands)	
Finite-lived intangible assets			
Technology	$ 1,000	$ (832)	$ 168
Customer relationships	190,075	(110,279)	79,796
Other	275	(275)	–
Total finite-lived intangible assets	191,350	(111,386)	79,964
Total intangible assets	$ 191,350	$ (111,386)	$ 79,964

3. Goodwill and Intangible Assets (continued)

For the year ended December 31, 2012, no impairment was recorded with respect to finite-lived intangible assets.

Amortization expense for purchased finite-lived intangible assets was $15.5 million for the year ended December 31, 2012.

The estimated future amortization expense of purchased intangible assets as of December 31, 2012 is as follows (in thousands):

2013	$ 15,362
2014	14,344
2015	12,644
2016	12,644
2017	12,644
2018 and thereafter	12,326
Total	$ 79,964

4. Property and Equipment, Net of Accumulated Depreciation

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2012
	(In thousands)
Data processing equipment and software	$ 81,791
Capitalized Software Development	75,954
Furniture, equipment and leasehold improvements	31,093
	188,838
Less: accumulated depreciation and amortization	(126,537)
Total property and equipment, net	$ 62,301

4. Property and Equipment, Net of Accumulated Depreciation (continued)

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $16.1 million of costs during the year ended December 31, 2012, included in property and equipment, net of accumulated depreciation on the Consolidated Balance Sheet. At December 31, 2012, unamortized capitalized software development was $27.9 million.

For the year ended December 31, 2012, capitalized software amortization expense was $2.8 million, while total depreciation expense relating to property and equipment was $13.3 million. These amounts are included in depreciation and amortization expense on the Consolidated Statement of Income. At December 31, 2012, amortized capitalized software development was $12.9 million.

5. Deferred Revenue

At December 31, 2012, we estimate that our deferred revenues, which are primarily related to Listing Services, will be recognized in the following years:

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Listings and Other Fees	Total
		(In thousands)		
Fiscal year ended:				
2013	$ 10,986	$ 35,820	$ 1,936	$ 48,742
2014	8,382	24,333	–	32,715
2015	7,288	13,423	–	20,711
2016	5,221	4,567	–	9,788
2017	2,829	–	–	2,829
2018 and thereafter	886	–	–	886
	$ 35,592	$ 78,143	$ 1,936	$ 115,671

5. Deferred Revenue (continued)

The changes in our deferred revenue during the year ended December 31, 2012 is reflected in the following table.

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Listings and Other Fees	Total
	(In thousands)			
Balance at January 1, 2012	$ 39,069	$ 86,018	$ 2,110	$ 127,197
Additions	10,589	31,334	117,403	159,326
Amortization	(14,066)	(39,209)	(117,577)	(170,852)
Balance at December 31, 2012	$ 35,592	$ 78,143	$ 1,936	$ 115,671

6. Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The income tax provision consists of the following amounts:

	Year Ended December 31, 2012
	(In thousands)
Current income taxes:	
Federal	$ 93,025
State	26,698
Total current income taxes	119,723
Deferred income taxes:	
Federal	5,409
State	3,541
Total deferred income taxes	8,950
Total income tax provision	$ 128,673

6. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate for the year ended December 31, 2012 is as follows:

	Year Ended December 31, 2012
U.S. federal income tax rate	35.0%
State and local income tax rate, net of federal effect	6.5
Nondeductible expenses	1.2
Other	0.8
Effective tax rate	43.5%

The temporary differences, which give rise to our deferred tax assets and (liabilities) consisted of the following:

	December 31, 2012
	(In thousands)
Deferred tax assets:	
Deferred revenues	$ 30,655
Compensation and benefits	11,225
Provision for bad debts	562
Gross deferred tax assets	42,442
Deferred tax liabilities:	
Amortization of software development costs	(11,460)
Amortization of acquired intangible assets	(30,427)
Depreciation and amortization	(37,088)
Compensation and benefits	(8,587)
Gross deferred tax liabilities	(87,562)
Net deferred tax assets (liabilities) before valuation allowance	(45,120)
Less: valuation allowance	–
Net deferred tax liabilities	$ (45,120)

6. Income Taxes (continued)

As of December 31, 2012, we had $7.4 million of unrecognized tax benefits of which $7.4 million would affect tax expense if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (*in thousands*):

Balance at January 1, 2012	$	4,274
Changes:		
Additions from tax positions taken in current period		871
Additions from tax positions taken in prior period		2,210
Balance at December 31, 2012	$	7,355

The Company's operating results are included in the federal income tax return and certain state income tax returns filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Federal income tax returns for the years 2007 through 2010 are currently under audit by the Internal Revenue Service and we are subject to examination for 2011. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2010 and we are subject to examination for 2011.

At December 31, 2012, the Company has accrued $0.2 million for interest and/or penalties related to income tax matters.

For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX. NASDAQ OMX is the filing entity for the federal income tax return and all significant state income tax returns. The current income tax liabilities and receivables of the Company are accrued as a component of related party payables and receivables, respectively. These related party balances are periodically settled.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides NASDAQ OMX's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from NASDAQ OMX. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

7. Share-Based Compensation (continued)

Restricted stock is generally time-based and vests over three- to five-year periods beginning on the date of the grant. Stock options are also generally time-based and expire ten years from the grant date. Stock option and restricted stock awards generally include performance-based accelerated vesting features based on achievement of specific NASDAQ OMX corporate performance. If NASDAQ OMX exceeds the applicable performance parameters, the grants vest on the third anniversary of the grant date, if NASDAQ OMX meets the applicable performance parameters, the grants vest on the fourth anniversary, and if NASDAQ OMX does not meet the applicable performance parameters, the grants extend to vest on the fifth anniversary of the grant date.

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. PSUs are granted at the fair market value of NASDAQ OMX stock on the grant date and compensation cost is recognized over the performance period and, in certain cases, an additional vesting period. For each grant of PSUs, an employee may receive from 0% to 150% of the target amount granted, depending on the achievement of performance measures. We report the target number of PSUs granted, unless we have determined that it is more likely than not, based on the actual achievement of performance measures, that an employee will receive a different amount of shares underlying the PSUs, in which case we report the amount of shares the employee is likely to receive.

The following table shows the total share-based compensation expense allocated to the Company through an intercompany transaction from NASDAQ OMX resulting from equity awards for the year ended December 31, 2012 included in compensation and benefits on the Consolidated Statement of Income:

	Year Ended December 31, 2012
	(In thousands)
Share-based compensation expense before income taxes	$ 12,476
Income tax benefit	(5,096)
Total share-based compensation expense after income taxes	$ 7,380

At December 31, 2012, $1.7 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.2 years.

7. Share-Based Compensation (continued)

At December 31, 2012, $18.9 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.7 years.

8. Related Party Transactions

The Company engages in transactions with the Parent. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies.

NES and NOS operate solely as the routing broker dealers for the Exchange and BX and PHLX, affiliated entities of EXCH. Under separate service agreements, the Exchange, BX and PHLX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

The Company and its Parent and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $13 million in expenses for the year ended December 31, 2012, as revenues recognized, and is included in other revenue on the Consolidated Statement of Income.

Occupancy costs are based on leases and adjusted for allocations to/from NASDAQ OMX based on a corporate allocation model based on usage by entity. The Company was allocated $24.8 million in expenses for the year ended December 31, 2012, which is included in occupancy on the Consolidated Statement of Income.

8. Related Party Transactions (continued)

A Regulatory Services Agreement exists between the Company, NASDAQ OMX PHLX, LLC, and NASDAQ OMX BX Inc. that allows one Self-Regulatory Organization (SRO) to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2012, the Company is owed by NASDAQ OMX $156.8 million in related party receivables, net of related party payables, which is included in receivables from affiliated companies in the Consolidated Balance Sheet. The net receivable or payable from these activities is periodically settled.

9. Fair Value of Financial Instruments

The Company considers cash and cash equivalents; receivables, net of reserve for uncollectible accounts; receivables from affiliated companies, net; other assets; accounts payable and accrued expenses, Section 31 fees payable to SEC, and accrued personnel costs to be its financial instruments. The carrying amounts reported on the Consolidated Balance Sheet for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

10. Risks and Uncertainties

Our market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of our market participants to use our markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. We may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, we must continue to enhance our electronic trading platforms to remain competitive, and our business will be negatively affected if our electronic trading platforms fail to function as expected. If we are unable to develop our electronic trading platforms to include other products and markets, or if our

10. Risks and Uncertainties (continued)

electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by our business, as well as by our customers, we may not be able to compete successfully. Further, our failure to anticipate or respond adequately to changes in technology and customer preferences, especially in our market technology business, or any significant delays in product development efforts, could have a material adverse effect on our business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

Our business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of our markets, including our pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than us. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES and NOS, as registered broker- dealers, are subject to regulatory requirements intended to ensure their general financial soundness and liquidity. These requirements obligate NES and NOS to comply with minimum net capital requirements. NES and NOS are subject to the SEC's

11. Commitments, Contingencies and Guarantees (continued)

Uniform Net Capital Rule 15c3-1. At December 31, 2012 NES was required to maintain minimum net capital of $0.3 million and had total net capital of approximately $10.9 million, or $10.6 million in excess of the minimum amount required. At December 31, 2012, NOS also was required to maintain minimum net capital of $0.3 million and had total net capital of approximately $3.4 million, or $3.1 million in excess of the minimum amount required. Additionally, NOS is subject to Rule 302 of The Options Clearing Corporation ("OCC") which requires maintenance of net capital equal to the greater of $2.0 million or 6 2/3 percent of aggregate indebtedness. At December 31, 2012, NOS had $1,411,018 of net capital in excess of this OCC minimum requirement.

Nasdaq Execution Services and NASDAQ Options Services provide guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to a clearinghouses or exchange, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. Nasdaq Execution Services' and NASDAQ Options Services' maximum potential liability under these arrangements cannot be quantified. However, we believe that the potential for Nasdaq Execution Services and NASDAQ Options Services to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Consolidated Balance Sheet for these arrangements.

Regulatory Matters

Self- Regulatory Organizations ("SRO") in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market, LLC, and NASDAQ OMX BX Inc. that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

11. Commitments, Contingencies and Guarantees (continued)

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. We have been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. We refer suspicious trading behavior discovered by our regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Litigation

In the second quarter of 2012, we became a party to several legal and regulatory proceedings relating to the Facebook Inc. ("Facebook") IPO that occurred on May 18, 2012. We are defendants in the following putative class actions in the United States District Court for the Southern District of New York: Goldberg, et al. v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, Yan v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, Alfonso, et al. v. The NASDAQ Stock Market LLC and The NASDAQ OMX Group, Inc., Levy v. The NASDAQ Stock Market LLC and The NASDAQ OMX Group, Inc., Amin v. The NASDAQ Stock Market LLC and The OMX Group, Inc., Steinman v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, Roderick v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, McGinty v. NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, Zack v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, Eagan v. The NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC, and First New York Securities LLC, et al. v. NASDAQ OMX Group, Inc. and The NASDAQ Stock Market LLC. Ten of these lawsuits have been brought by retail investors seeking damages for alleged negligence by

11. Commitments, Contingencies and Guarantees (continued)

us in connection with the Facebook IPO. The eleventh lawsuit was brought by professional proprietary trading firms for alleged violations of Rule 10b-5, promulgated under the Securities Exchange Act of 1934, in connection with the Facebook IPO.

We are a defendant in three other lawsuits brought by individual investors, seeking damages for alleged negligence and fraud by us in connection with the Facebook IPO.

We also received a demand letter from a member organization, seeking indemnification for alleged losses associated with the Facebook IPO. No complaint has been filed in this matter.

We believe that these lawsuits and the demand are without merit and intend to defend them vigorously. As such, we have not recorded a reserve as it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated as of the date of these consolidated financial statements.

In connection with the Facebook matter, the New York Regional Office of the SEC's Division of Enforcement is conducting an investigation. To date, we have been responding to requests for information, documentation, and witness interviews, and have been cooperating fully in the investigation. We are unable to predict the outcome of this investigation, or its potential impact on us.

Except as disclosed above, we are not currently a party to any litigation or proceeding that we believe could have a material adverse effect on our business, consolidated financial condition, or operating results. However, from time to time, we have been threatened with, or named as a defendant in, lawsuits or involved in regulatory proceedings.

Reserve for SEC Matter

In connection with the initial public offering by Facebook on May 18, 2012, systems issues were experienced at the opening of trading of Facebook shares. In May 2013, the SEC finalized the amount of the penalty at $10 million. The Company has recorded a reserve for $10 million within general, administrative and other expenses on the Consolidated Statement.

12. Subsequent Events

Voluntary Accommodation Program

In connection with the initial public offering by Facebook on May 18, 2012, systems issues were experienced at the opening of trading of Facebook shares. We have announced a one-time program for voluntary accommodations to qualifying members of up to $62 million, for which a liability has been recorded as this program was approved by the SEC in March 2013. This program expands the pool available for qualified losses arising directly from the system issues. On May 29, 2013, we reached a settlement with the SEC to accommodate our investors.

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no other known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events*.